Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER by and between BREEZE MERGER CORPORATION and TASKUS, INC. Dated as of May 8, 2025

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS		2

1.01	Definitions	2

ARTICLE II THE MERGER		13

2.01	The Merger	13
2.02	Closing	13
2.03	Effective Time	13
2.04	Effects of the Merger	13
2.05	Organizational Documents of the Surviving Company	14
2.06	Directors and Officers of the Surviving Company	14

ARTICLE III CONVERSION AND EXCHANGE OF SHARES		14

3.01	Conversion of Shares	14
3.02	Exchange of Shares	16
3.03	No Further Rights	18
3.04	Termination of Payment Fund	18
3.05	Transfer Books	18
3.06	Effect of Merger on Company Equity Awards	18
3.07	Certain Adjustments	21
3.08	Dissenting Shares	21
3.09	Withholding Rights	22

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		22

4.01	Organization and Qualification; Company Subsidiaries	22
4.02	Capitalization	23
4.03	Authority; Binding Nature of Agreement	24
4.04	No Conflict; Required Filings and Consents	25
4.05	Vote Required	26
4.06	Anti-Takeover Provisions	26
4.07	Financial Statements; Internal Controls	26
4.08	Absence of Certain Changes or Events	28
4.09	Compliance with Laws	28
4.10	Company Plans	29
4.11	Certain Business Practices	29
4.12	Legal Proceedings; Orders	30
4.13	Opinions of Financial Advisor	30
4.14	Brokers	30
4.15	Information Supplied	30
4.16	No Other Representations or Warranties	31

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ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE MERGER CORPORATION		31

5.01	Organization and Qualification	31
5.02	Organizational Documents	32
5.03	Authority; Binding Nature of Agreement	32
5.04	No Conflict; Required Filings and Consents	32
5.05	Legal Proceedings; Orders	33
5.06	Operations of the Merger Corporation	33
5.07	Equity Financing	33
5.08	Solvency	34
5.09	Brokers	35
5.10	Stockholder and Management Arrangements	35
5.11	Information Supplied	35
5.12	Antitakeover Charter Provision	35
5.13	Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	36
5.14	No Other Representations or Warranties	36

ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER		37

6.01	Conduct of Business by the Company Pending the Merger	37
6.02	Control of Operations	40

ARTICLE VII ADDITIONAL AGREEMENTS		40

7.01	Proxy Statement; Schedule 13e-3	40
7.02	Stockholders Meeting	42
7.03	Access to Information; Confidentiality	42
7.04	No Solicitation	43
7.05	Directors’ and Officers’ Indemnification and Insurance	48
7.06	Further Action	50
7.07	Obligations of the Merger Corporation	52
7.08	Public Announcements	52
7.09	Stock Exchange De-Listing	53
7.10	Stockholder Litigation	53
7.11	Takeover Laws; Section 16 Matters	54
7.12	Financing Cooperation	54
7.13	Equity Financing	58
7.14	FIRPTA Certificate	59

ARTICLE VIII CONDITIONS TO THE MERGER		59

8.01	Conditions to the Obligations of Each Party	59
8.02	Conditions to the Obligations of the Merger Corporation	60
8.03	Conditions to the Obligations of the Company	61

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ARTICLE IX TERMINATION		61

9.01	Termination	61
9.02	Notice of Termination; Effect of Termination	63
9.03	Fees and Termination Dividends	63

ARTICLE X GENERAL PROVISIONS		64

10.01	Non-Survival of Representations, Warranties and Agreements	64
10.02	Notices	65
10.03	Interpretation and Rules of Construction	66
10.04	Severability	67
10.05	Entire Agreement	67
10.06	Assignment	68
10.07	Parties in Interest	68
10.08	Specific Performance	68
10.09	Governing Law	69
10.10	Waiver of Jury Trial	69
10.11	Amendment	70
10.12	Waiver	70
10.13	Company Disclosure Letter	70
10.14	Non-Recourse	71
10.15	Counterparts	71
10.16	Debt Financing Sources	71
10.17	Effect of Breach by Designated Individuals	72
10.18	Certain Special Committee Matters	72

Exhibits

Exhibit A	-	Form of Voting and Support Agreement

Exhibit B	-	Form of Surviving Company Certificate of Incorporation

Annexes

Annex A	-	Potential Amendments to Conditions to Revolving Credit Facility or any Incremental Facility

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 8, 2025 (this “Agreement”), by and between Breeze Merger Corporation, a Delaware corporation (the “Merger Corporation”), and TaskUs, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.01.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Merger Corporation and the Company have agreed to enter into a transaction pursuant to which, at the Closing, the Merger Corporation will be merged with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, collectively, the “Transactions”), pursuant to which the separate corporate existence of the Merger Corporation will thereupon cease and the Company will continue as the surviving corporation, collectively owned, directly or indirectly, by the Continuing Stockholders;

WHEREAS, the board of directors of the Company (the “Board”) has established a special committee of the Board consisting only of independent and disinterested directors of the Company with respect to the Transactions (the “Special Committee”) to, among other things, review and evaluate this Agreement and the Transactions and, if the Special Committee deems appropriate, recommend to the Board that the Company approves and enters into this Agreement;

WHEREAS, the Special Committee has unanimously (a) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Company and its Public Stockholders and (b) recommended that the Board (i) approves this Agreement and the Transactions, including the Merger, and (ii) recommends the adoption and approval of this Agreement and the Transactions, including the Merger, to the stockholders of the Company (such recommendation, the “Special Committee Recommendation”);

WHEREAS, the Board has, acting upon the Special Committee Recommendation, unanimously (excluding the Continuing Stockholder Directors) (a) determined that this Agreement and the Transactions are advisable, fair to “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Company and its stockholders, including the Public Stockholders, (b) approved and declared advisable this Agreement and the Transactions, (c) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (d) resolved, subject to the terms of this Agreement, to recommend the adoption of this Agreement by the stockholders of the Company (such recommendation, the “Board Recommendation”);

WHEREAS, the board of directors of the Merger Corporation has unanimously (a) determined that this Agreement and the Transactions are advisable, fair to “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Merger Corporation and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, (c) authorized and approved the execution, delivery and performance by the Merger Corporation of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (d) resolved, subject to the terms of this Agreement, to recommend the adoption of this Agreement by the stockholders of the Merger Corporation;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Merger Corporation has (a) entered into the Equity Commitment Letter with the Equity Investors, with the Equity Financing providing the Required Amount, and (b) delivered to the Company an executed copy of the Equity Commitment Letter;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Continuing Stockholders have entered into a Voting and Support Agreement with the Company in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, the Continuing Stockholders are agreeing to vote the Shares owned by them in favor of certain matters as set forth in the Voting Agreement; and

WHEREAS, upon consummation of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, Continuing Shares and Dissenting Shares, will be cancelled and converted into the right to receive the applicable Merger Consideration upon the terms and subject to the conditions of and any exceptions in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Merger Corporation and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01	Definitions. (a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable, in the aggregate, to the Company than the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by the Company with its obligations under this Agreement nor contain a standstill provision.

“Action” means any legal, judicial, administrative or arbitral action, cause of action, claim (including any cross-claim or counterclaim), suit, charge, demand, litigation, order, mediation, complaint, hearing, dispute resolution, process, inquiry, criminal prosecution, investigation, audit, examination or proceeding (public or private), in each case by or before a Governmental Authority (including any tribunal, civil, commercial, criminal, administrative, investigative or appellate court).

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. Notwithstanding the foregoing, (i) the Merger Corporation shall be deemed not to be an Affiliate of the Company or the Company Subsidiaries, (ii) the Continuing Stockholders shall be deemed not to be Affiliates of the Company or the Company Subsidiaries, (iii) Blackstone or its affiliated investment funds and portfolio companies (as such term is commonly understood in the private equity industry) shall be deemed not to be Affiliates of the Company or the Company Subsidiaries (but, for the avoidance of doubt, shall be deemed to be Affiliates of the Merger Corporation) and (iv) the Company and the Company Subsidiaries shall be deemed not to be Affiliates of the Merger Corporation.

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd1, et seq.), (b) the Corruption of Foreign Public Officials Act, S.C. 2002, c. 8 (Canada), (c) the U.K. Bribery Act 2010 and (d) all other anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws of each jurisdiction in which the Company and the Company Subsidiaries operate or have operated and in which any Person associated with or acting on behalf of the Company or any Company Subsidiary, including any officer, director, employee, agent and Affiliate thereof is conducting or has conducted business involving the Company or any Company Subsidiary.

“Anti-Money Laundering Laws” means all applicable financial recordkeeping, reporting and registration requirements, including the money laundering statutes of any jurisdiction applicable to the Company or the Company Subsidiaries, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority from time to time, including the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, and any legal requirement implementing the “Forty Recommendations” published by the Financial Action Task Force on Money Laundering.

“Antitrust Laws” means the Sherman Act, 15 U.S.C. §§ 1-7, the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, the HSR Act, the Federal Trade Commission Act, 15 U.S.C. § 41-58, and all other federal, state and foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Available Cash” means cash and cash equivalents other than Restricted Cash.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or Sunday) on which commercial banks are not required or authorized by Law to close in the City of New York, New York.

“Capital Expenditures” means expenditures by the Company and the Company Subsidiaries that, in conformity with GAAP, are or are required to be included as capital expenditures on the consolidated statement of cash flows of the Company and the Company Subsidiaries.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition, or similar agreement with respect to any Company Associate, as applicable, or other Contract with a union, works council, guild or other labor organization, including a neutrality or accretion clause or agreement, as well as all addenda, side letters, memoranda of understandings, amendments and other ancillary agreements thereto, but excluding any national, industry or similar generally applicable Contract or arrangement.

“Company Associate” means each current or former employee, individual independent contractor or director of, or to, the Company or any Company Subsidiary.

“Company Bylaws” means the Third Amended and Restated Bylaws of the Company, dated as of March 2, 2023, as may be amended, modified or restated from time to time in accordance with the terms thereof and hereof.

“Company Charter” means the Second Amended and Restated Certificate of Incorporation of the Company, dated as of June 10, 2021, as may be amended, modified or restated from time to time in accordance with the terms thereof and hereof.

“Company Class A Common Stock” means Class A Common Stock of the Company, par value $0.01 per share.

“Company Class B Common Stock” means Class B Common Stock of the Company, par value $0.01 per share.

“Company Common Stock” means, collectively, the Company Class A Common Stock and the Company Class B Common Stock.

“Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of September 7, 2022, by and among TU Bidco, Inc., as borrower,  TU Midco, Inc., as holdings, the other guarantors from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swing line lender and L/C issuer, and each lender from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company Equity Award” means any Company Option, Company RSU or Company PSU.

“Company ESPP” means the TaskUs, Inc. 2022 Employee Stock Purchase Plan.

“Company Option” means each option to purchase Shares granted pursuant to a Company Stock Plan.

“Company Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including any similar plan subject to laws of a jurisdiction outside of the United States), bonus, pension, profit sharing, incentive compensation, phantom equity, stock option, stock purchase, restricted stock, restricted stock unit or other equity-based or long-term incentive compensation, deferred compensation, employment, individual consulting, retiree medical or life insurance, retirement, vacation, sick, severance, disability, death benefit, medical, welfare, fringe benefit or other compensation or employee benefits, change-in-control, retention, termination or severance agreement, plan, program or arrangement, in each case, to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or liability (contingent or otherwise), or which is maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any Company Associate.

“Company PSU” means each restricted stock unit subject to performance-based vesting conditions pursuant to which the holder has a right to receive Shares or cash following the vesting or lapse of restrictions applicable to such restricted stock unit granted pursuant to a Company Stock Plan.

“Company Preferred Stock” means Preferred Stock of the Company, par value $0.01 per share.

“Company RSU” means each restricted stock unit subject only to service-based vesting conditions pursuant to which the holder has a right to receive Shares or cash following the vesting or lapse of restrictions applicable to such restricted stock unit (including any Company PSU for which the applicable performance-based vesting conditions were previously satisfied, and that remain subject only to service-based vesting conditions) granted pursuant to a Company Stock Plan.

“Company Stock Plans” means, collectively, (i) the TaskUs, Inc. 2021 Omnibus Incentive Plan and (ii) the Amended and Restated 2019 TaskUs, Inc. Stock Incentive Plan, in each case, as may be amended, modified or restated from time to time.

“Continuing Stockholder Directors” means Amit Dixit, Bryce Maddock, Mukesh Mehta and Jaspar Weir.

“Company Stockholders’ Agreement” means that certain Amended and Restated Stockholders Agreement, dated as of June 15, 2021, among the Company and the Continuing Stockholders.

“Continuing Stockholders” means, collectively, (i) BCP FC Aggregator L.P., (ii) The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust, The Maddock 2015 Exempt Irrevocable Trust and Bryce Maddock and (iii) The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust, The Weir 2015 Exempt Irrevocable Trust and Jaspar Weir.

“Contract” means any contract, lease, permit, authorization, indenture, note, bond, mortgage, franchise, agreement, lease, sublease, license, sublicense, permit or any other binding instrument, obligation or commitment of any kind with respect to which there are continuing rights, liabilities or obligations.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract (including any credit arrangement) or otherwise.

“Debt Financing Related Parties” means the Debt Financing Sources, any other lenders party from time to time to any agreement related to Debt Financing, their respective Affiliates and their and their respective Affiliates’ respective directors, officers, employees, agents, advisors and other Representatives, and their successors and permitted assigns, in each case, solely in their capacities as such.

“Debt Financing Sources” means, at any time, the Persons that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of any Debt Financing or any other financing (other than the Equity Financing) (including the parties to any debt commitment letter entered into in respect of any Debt Financing and any agreements, joinder agreements, engagement letters, underwriting agreements, indentures, loan agreements or credit agreements entered into in connection therewith), including the agents, arrangers, lenders, initial purchasers and other entities that commit to provide or arrange all or part of any Debt Financing. For the avoidance of doubt, any escrow agent or other Person holding Reserved Amounts pursuant to escrow or other segregation arrangements under Section 7.12(c) shall not be a Debt Financing Source as a result of holding such Reserved Amounts.

“Enforceability Exceptions” means legal limitations on enforceability: (a) arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; and (b) arising from Laws governing specific performance, injunctive relief, and other equitable remedies.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Foreign Investment Law” means any applicable Law in the relevant jurisdiction that is designed or intended to prohibit, restrict or regulate actions by foreigners or non-domiciled persons to acquire interests in domestic equities, securities, entities, assets, land or interests on national security or public order grounds.

“fraud” means actual fraud under Delaware law.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time.

“Governmental Authority” means any supranational, federal, national, state, provincial or local, municipal or foreign government, regulatory or administrative authority or commission or other governmental authority or instrumentality or self-regulatory organization (including The Nasdaq Stock Market, LLC (“Nasdaq”)), domestic or foreign, or any court, tribunal or judicial or arbitral body.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Knowledge of the Company” means the actual knowledge of the individuals identified in Section 1.01(a) of the Company Disclosure Letter, in each case, after reasonable inquiry.

“Knowledge of the Merger Corporation” means the actual knowledge of the individuals identified in Section 1.01(a) of the Merger Corporation Disclosure Letter, in each case, after reasonable inquiry.

“Law” means any applicable supranational, federal, national, state, provincial or local law, statute, ordinance or law (including common law), or any rule, regulation, Order or agency requirement of any competent Governmental Authority, whether or not inside or outside the United States or any other country.

“Liens” means any and all security interests, pledges, charges, options, puts, calls, preemptive purchase rights, covenants, conditions, easements, mortgages, liens and any other similar encumbrances, other than Permitted Liens. For clarity, the foregoing shall not include licenses of or other grants of rights to use intellectual property.

“Material Adverse Effect” means any change, effect, event, occurrence, development, condition or fact that, individually or in the aggregate with all other changes, effects, events, occurrences, developments, conditions or facts, has had or would reasonably be expected to have a material adverse effect on the business, financial or other condition, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that, in no event shall any change, effect, event, occurrence, development, condition or fact resulting from or relating to any of the following, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, or there is reasonably expected to be, a Material Adverse Effect: (i) any change in general political, social, geopolitical or regulatory conditions, whether globally or in the United States; (ii) any change in economic, market, business, financial, commodity, credit, debt, securities, derivatives or capital market conditions in the United States or in any other country or region in the world, including inflation, supply chain disruptions, labor shortages, interest, foreign exchange or exchange rates, tariffs, trade wars and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any security exchange or over-the-counter market; (iii) any change generally affecting the industries, jurisdictions or geographic areas in which the Company or the Company Subsidiaries operate; (iv) any change or proposed change, in each case, after the date hereof, in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof); (v) any adoption, implementation, promulgation, repeal, modification, change, reinterpretation or proposal of any Law, in each case, after the date hereof; (vi) labor disruptions, strikes, social unrest, riots, protests, geopolitical conditions, any outbreak, escalation or acts of terrorism or sabotage, cyberattack, armed hostility or war (whether or not declared), any weather-related event, power outages or electrical blackouts, fire, earthquake, hurricane, flood or other natural disaster, any pandemic, epidemic, public health emergency or outbreak of illness or disease or other public health event, whether or not caused by any Person (other than the Company or any of its Affiliates or Representatives) or the worsening of any of the occurrences or conditions referred to in this clause (vi); (vii) changes in the market price or trading volume of the Shares or any change affecting the credit ratings or the ratings outlook for the Company or any Company Subsidiary (it being understood that the underlying facts or occurrences giving rise to such change may be taken into account in determining whether there has been or will be a Material Adverse Effect, to the extent not otherwise excluded from this definition); (viii) the announcement of this Agreement and the Transactions or the pendency or consummation of the Transactions, including any impact on the Company’s or any Company Subsidiary’s relationships with employees, financing sources, customers, suppliers, Governmental Authorities or any other Person (including pursuant to contractual relationships); provided, however, that the exceptions in this clause (viii) shall not apply with respect to references to a “Material Adverse Effect” in the representations and warranties contained in Section 4.04 (and in Section 8.02(a) and Section 9.01(d)(ii) to the extent related to such portions of such representation); (ix) compliance with the terms of, or the taking of any action or omission expressly required by, this Agreement (but excluding compliance with, or the taking of any action or omission required to comply with, the first sentence of Section 6.01) or requested in writing by the Merger Corporation or any action taken or not taken solely as a result of the failure of the Merger Corporation to consent to any action or omissions requiring the Merger Corporation’s consent pursuant to Section 6.01 (other than the first sentence thereof); (x) any decline in the market price, or change in trading volume, of the Company’s capital stock or any failure to meet internal or published projections, forecasts, budgets, plans, consensus estimates, performance measures, operating statistics or revenue or earnings predictions for any period (it being understood that the underlying facts or occurrences giving rise to such decline or failure may be taken into account in determining whether there has been or will be a Material Adverse Effect, to the extent not otherwise excluded from this definition); (xi) the identity of, or any facts relating to, the Merger Corporation or any of its Affiliates; provided, however, that the exceptions in this clause (xi) shall not apply with respect to references to a “Material Adverse Effect” in the representations and warranties contained in Section 4.04 (and in Section 8.02(a) and Section 9.01(d)(ii) to the extent related to such portions of such representation); or (xii) any Action arising out of or resulting from this Agreement or the Transactions, including any demands, litigations or similar Actions brought by any stockholders of the Company alleging breach of fiduciary duty or inadequate disclosures; provided, however, that, in respect of the exceptions set forth in clauses (i), (ii), (iii), (iv), (v) and (vi), to the extent that such change, effect, event, occurrence, development, condition or fact has had a materially disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies that operate in the industry and geographic markets in which the Company and the Company Subsidiaries operate, then the incrementally disproportionate impact (and solely the incrementally disproportionate impact) may be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably expected to occur.

“Merger Corporation Material Adverse Effect” means any change, effect, event, occurrence, development, condition or fact that, individually or in the aggregate, prevents, materially delays or impedes the consummation of the Transactions by the Merger Corporation or otherwise prevents, materially delays or impedes the Merger Corporation from performing its obligations under this Agreement.

“Order” means, with respect to any Person, any injunction, order, writ, decree, consent decree, judgment, ruling, verdict or award entered, issued, made or rendered by any Governmental Authority of competent jurisdiction affecting such Person or any of its properties.

“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or similar Liens arising in the ordinary course of business as to which (A) there are no delinquent amounts due thereunder, and no other default on the part of the Company or any of the Company Subsidiaries or (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (ii) Liens for Taxes, assessments and other governmental charges and levies that (A) are not due and payable or (B) are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (iii) defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would be evident from the records of the relevant Governmental Authority maintaining such records or that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate, (iv) zoning, building and other similar codes and regulations, provided that such restrictions do not materially impair the current use of any real property leased by the Company from the manner in which such property is currently being used, (v) Liens pursuant to, or permitted under, any indebtedness of the Company or any of the Company Subsidiaries, (vi) Liens to be discharged at or prior to the Effective Time, (vii) Liens created by or arising from the actions of the Merger Corporation or its Affiliates, (viii) non-exclusive licenses or other non-exclusive rights granted under intellectual property in the ordinary course of business, (ix) non-monetary Liens the existence of which are disclosed in the notes to the consolidated financial statement of the Company included in the SEC Documents, (x) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation and (xi) such other Liens as would not reasonably be expected to materially interfere with the business or operations of the Company and the Company Subsidiaries, as currently conducted.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or government, political subdivision, agency or instrumentality of a government.

“Pre-Closing Period” means the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

“Public Stockholders” means all of the holders of the issued and outstanding shares of Company Common Stock, excluding (a) the Continuing Stockholders and their respective Affiliates and (b) any holder of Shares who, prior to the Stockholders Meeting, is a holder of Continuing Shares pursuant to clause (ii) of the definition thereof and such holder’s Affiliates. For purposes of this definition only, the term “Continuing Stockholder” shall also include each immediate family member (as defined in Item 404 of Regulation S-K under the Securities Act) of any Continuing Stockholder and any trust or other entity (other than the Company) in which any Continuing Stockholder or any such immediate family member thereof holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary, equity or other financial interest.

“Reference Date” means January 1, 2023.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, Affiliates, financial advisors, accountants, consultants, legal counsel, agents and other representatives and advisors.

“Restricted Cash” means cash and cash equivalents that are subject to restrictions or limitations on use or distribution by applicable Law or Contract, including any deposit or cash held on behalf of another Person or as collateral in respect of any security or similar deposit or reserved for any other transaction (including any Reserved Amounts).

“Sanctioned Country” means any country, region or territory that is the target or subject of comprehensive territorial-based Sanctions Laws (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea, Kherson and Zaporizhzhia regions of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target or subject of Sanctions Laws, including (i) any Person identified in any sanctions list maintained by the U.S. government, including the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, any member state of the European Union, or the United Kingdom; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country or the Government of Venezuela; and (iii) any Person directly or indirectly owned 50 percent or more by, controlled by or acting for the benefit or on behalf of a Person described in clauses (i) or (ii).

“Sanctions Laws” means all applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” means the shares of Company Common Stock.

“Solvent” means that, with respect to any Person, as of any date of determination, (a) the amount by which the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, as such terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

“Subsidiary” or “Subsidiaries” of any Person means another Person (other than an individual), of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Tax” or “Taxes” means any and all U.S. federal, state, local and foreign taxes, duties, fees, imposts, levies or other governmental assessments in the nature of a tax, however denominated, imposed, assessed or collected by any Governmental Authority, including all income, capital gains, goods and services, branch, gross receipts, capital, net worth, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property (tangible and intangible), sales, use, transfer (including real property transfer or gains) conveyance, severance, production, registration, value added, ad valorem alternative or add-on minimum and other similar taxes and other taxes or charges imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed with respect thereto.

“Trade Control Laws” means all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706), Section 999 of the Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1 and the Foreign Trade Regulations (15 C.F.R. Part 30).

“Willful and Material Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission in which (i) the breaching party knows such action or omission is a breach of such representation, warranty, agreement or covenant and (ii) such action or omission constitutes a material breach of this Agreement.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Section
Acquisition Agreement	7.04(b)
Acquisition Proposal	7.04(j)(i)
Adverse Recommendation Change	7.04(d)
Advisor Engagement Letter	4.14
Agreement	Preamble
Blackstone	7.06(c)
Board	Recitals
Board Recommendation	Recitals
Book-Entry Shares	3.02(b)
Capitalization Date	4.02(a)
Certificate of Merger	2.03
Certificates	3.02(b)
Closed Performance Company PSU	3.06(c)(i)
Closed Performance Company PSU Consideration	3.06(c)(i)
Closing	2.02
Closing Date	2.02
Company	Preamble
Company Disclosure Letter	Article IV

Defined Term	Section
Company Related Parties	9.03(b)
Company Stockholder Approvals	4.05
Company Subsidiaries	4.01(d)
Company Subsidiary	4.01(d)
Company Termination Fee	9.03(a)
Confidentiality Agreement	7.03(b)
Continuing Shares	3.01(b)
Continuing Stockholders Consent	5.03
Debt Financing	7.12(a)
Definitive Financing Agreements	7.12(b)
Designated Individual	10.17
DGCL	Recitals
Dissenting Shares	3.08(a)
DTC	3.02(b)
Effective Time	2.03
Equity Commitment Letter	5.07(a)
Equity Financing	5.07(a)
Equity Investors	5.07(a)
Excluded Shares	3.01(b)
Financial Advisor	4.13
Financial Statements	4.07(b)
Holders	3.02(a)
Indebtedness	6.01(h)
Indemnified Parties	7.05(a)
Intervening Event	7.04(j)(ii)
Maximum Amount	7.05(c)
Merger	Recitals
Merger Consideration	3.01(a)
Merger Corporation	Preamble
Merger Corporation Shares	3.01(c)(i)
Merger Corporation Disclosure Letter	Article V
Merger Corporation Related Parties	9.03(b)
Non-Recourse Party	10.14
Open Performance Company PSU	3.06(c)(ii)
Outside Date	9.01(c)
Paying Agent	3.02(a)
Payment Fund	3.02(a)
Proportional Funding Amount	3.01(c)(ii)(B)
Proxy Statement	7.01(a)
Relative Ownership Percentage	3.01(c)(ii)(B)
Required Amount	5.07(c)
Reserved Amounts	7.12(c)
Restricted Action	10.17
Schedule 13e-3	7.01(b)
SEC Documents	Article IV
SEC Reports	4.07(a)
Special Committee	Recitals
Special Committee Recommendation	Recitals

Defined Term	Section
Stockholder and Management Arrangements	5.10
Stockholders Meeting	7.02
Superior Proposal	7.04(j)(iii)
Surviving Company	2.04
Takeover Law	4.06
Transaction Litigation	7.10
Transactions	Recitals
Unvested Company Option	3.06(a)(ii)
Unvested Company RSU	3.06(b)(ii)
Vested Company Option	3.06(a)(i)
Vested Company Option Consideration	3.06(a)(i)
Vested Company RSU	3.06(b)(i)
Vested Company RSU Consideration	3.06(b)(i)
Voting Agreement	Recitals

ARTICLE II

THE MERGER

2.01          The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Merger Corporation shall be merged with and into the Company.

2.02          Closing. Unless this Agreement shall have been terminated in accordance with Section 9.01, subject to the provisions of this Agreement and pursuant to the DGCL, the closing of the Merger (the “Closing”) will take place (a) at a time to be specified by the parties hereto on the fifth Business Day after the satisfaction or, to the extent permitted by Law, waiver of the conditions to Closing set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or, to the extent permitted by Law, waiver at the Closing), remotely by telephone and electronic communication and exchange of documents or (b) at such other place, at such time or on such other date as the Merger Corporation and the Company may mutually agree in writing. The date on which the Closing occurs shall be referred to as the “Closing Date”.

2.03          Effective Time. On the Closing Date, or on such other date as the Merger Corporation and the Company may agree to in writing, the Merger Corporation and the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to cause the Merger to be consummated. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time”.

2.04          Effects of the Merger. As a result of the Merger, (i) the separate corporate existence of the Merger Corporation shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”) and (ii) the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and the Merger Corporation shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and the Merger Corporation shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

2.05          Organizational Documents of the Surviving Company. At the Effective Time, (a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as a result of the Merger so as to read in its entirety as set forth in Exhibit B and shall be the certificate of incorporation of the Surviving Company and (b) the bylaws of the Merger Corporation, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company (except that all references to the Merger Corporation shall be automatically amended and shall become references to the Surviving Company), in each case, until thereafter amended as provided therein or by applicable Law (and, in each case, subject to Section 7.05).

2.06          Directors and Officers of the Surviving Company. At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of the Merger Corporation immediately prior to the Effective Time shall be the initial directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the DGCL, the certificate of incorporation and bylaws of the Surviving Company.

ARTICLE III

CONVERSION AND EXCHANGE OF SHARES

3.01          Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Corporation, the Company or the holders of any of the following securities:

         (a)          Conversion of Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, any Continuing Shares and any Dissenting Shares, shall be cancelled and shall cease to exist and shall be converted automatically into the right to receive $16.50 in cash per Share, without interest (the “Merger Consideration”). The Merger Consideration is payable in accordance with Section 3.02(b).

        (b)          Treatment of Excluded Shares and Continuing Shares. Each Share held in the treasury of the Company or owned by any direct or indirect wholly-owned Subsidiary of the Company (the “Excluded Shares”) shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto. Each Share (i) owned by the Merger Corporation, any direct or indirect wholly-owned Subsidiary of the Merger Corporation or the Continuing Stockholders or, to the extent designated in writing by the Merger Corporation to the Company at least five Business Days prior to the Effective Time, any Affiliate of the Merger Corporation or (ii) in respect of which the holder thereof, the Merger Corporation and, prior to the receipt of the Company Stockholder Approvals, the Company (acting at the direction of the Special Committee) have agreed following the date of this Agreement that such Shares will not be cancelled (such approval, if required, not to be unreasonably withheld, conditioned or delayed) (such Shares described in clauses (i) and (ii), collectively, the “Continuing Shares”) shall be unaffected by the Merger and shall remain outstanding (x) in the case of any Continuing Share that is a share of Class A Common Stock, as a share of Class A common stock, par value $0.01 per share, of the Surviving Company and (y) in the case of any Continuing Share that is a share of Class B Common Stock, as a share of Class B common stock, par value $0.01 per share, of the Surviving Company, and in the case of each of (x) and (y) no payment or distribution shall be made with respect thereto.

         (c)             Shares of the Merger Corporation.

                 (i)          In the event that none of the Equity Financing is consummated, the shares of common stock, par value $0.01 per share, of the Merger Corporation issued and outstanding immediately prior to the Effective Time (the “Merger Corporation Shares”) shall cease to exist and shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; or

                (ii)          In the event that any of the Equity Financing is consummated, all of the Merger Corporation Shares held by each holder of Merger Corporation Shares shall be automatically converted into either:

       (A)          a number of shares of Class A common stock, par value $0.01 per share, of the Surviving Company equal to the quotient of (x) the amount of Equity Financing to be funded by such stockholder and any direct or indirect parent entities of such stockholder (without duplication), divided by (y) the Merger Consideration, which may be zero in the event such stockholder and its parent entities do not fund any portion of the Equity Financing; or

       (B)          solely in the event the percentage of the Equity Financing to be funded by such stockholder and any direct or indirect parent entities of such stockholder (without duplication) is greater than the percentage (the “Relative Ownership Percentage”) of Shares owned by such stockholder and parent entities of such stockholder (without duplication) compared to all of the stockholders and parent entities of such stockholders (without duplication) that are funding a portion of the Equity Financing: a number of shares of Class A common stock, par value $0.01 per share, of the Surviving Company equal to the sum of (I) the quotient of (x) the product of the Relative Ownership Percentage, multiplied by the amount of Equity Financing actually funded by such stockholder and parent entities of such stockholder (without duplication) (the product in this clause (x), the “Proportional Funding Amount”), divided by (y) the Merger Consideration and (II) the quotient of (x) the amount by which the portion of the Equity Financing funded by such stockholder and parent entities of such stockholder (without duplication) exceeds the Proportional Funding Amount, divided by (y) $14.38.

3.02           Exchange of Shares.

        (a)          Paying Agent. Prior to the Effective Time, the Merger Corporation shall (i) appoint a nationally recognized bank or trust company approved in writing in advance by the Company (such approval not to be unreasonably withheld, conditioned or delayed) to act as agent (the “Paying Agent”) for the purpose of effecting payments to the holders of Shares issued and outstanding immediately prior to the Effective Time and entitled to receive the Merger Consideration (collectively, the “Holders”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company and the Merger Corporation, with such Paying Agent for the payment of the Merger Consideration in accordance with this Agreement. At or prior to the Effective Time, the Merger Corporation (or, in the event that any of the Equity Financing is consummated, the stockholders of the Merger Corporation shall deposit with the Paying Agent the amount of the Equity Financing so consummated) shall have deposited, or shall cause to have been deposited (including pursuant to the last sentence of this Section 3.02(a)), with the Paying Agent, for the benefit of the Holders, cash in an amount that is sufficient to pay the Merger Consideration required to be paid pursuant to this Article III (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Merger Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States, in commercial paper obligations rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Company. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Merger Corporation or the Surviving Company, as applicable, shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments. All fees and expenses of the Paying Agent shall be borne by the Merger Corporation or the Surviving Company, as applicable. At or prior to the Effective Time, (x) the Company shall deposit with the Paying Agent an amount in cash (not to exceed an amount that would result in the Company (I) holding Available Cash in an amount that would be insufficient for the Company to operate its business or (II) not being Solvent prior to, at or immediately after the Effective Time), which amount shall be designated by the Merger Corporation no later than two Business Days prior to the Closing Date and shall be satisfied first from any Reserved Amounts and (y) in the event that any of the Equity Financing is consummated, the stockholders of the Merger Corporation shall deposit with the Paying Agent the amount of the Equity Financing so consummated; provided, however, that if the Effective Time does not occur on the scheduled Closing Date, such amount in cash described in clause (x) shall be, immediately and without the requirement for any further action by or on behalf of the Company, returned to the Company (unless the Company, acting at the direction of the Special Committee, instructs the Paying Agent otherwise) and such amount in cash described in clause (y) shall be, immediately and without the requirement for any further action by or on behalf of any Person, returned to such stockholders of the Merger Corporation.

(b)          Exchange Procedures. Promptly after the Effective Time (and in no event later than two Business Days thereafter), the Merger Corporation shall cause to be mailed (i) to each Person who was, at the Effective Time, a Holder of Shares represented by book-entry (collectively, the “Book-Entry Shares”), instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration to which such Holder is entitled pursuant to this Article III and (ii) to each Person who was, at the Effective Time, a holder of record of a certificate or certificates (“Certificates”) that represented any Shares outstanding immediately prior to the Effective Time, a form of letter of transmittal (which (A) shall specify that delivery of a Certificate shall be effected, and risk of loss and title to such Certificate shall pass, only upon delivery of such Certificate to the Paying Agent and (B) shall be in such form and have such other customary provisions as the Surviving Company may specify), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Certificates may surrender such Certificates in exchange for the Merger Consideration to which such holder is entitled pursuant to this Article III. If payment of the Merger Consideration in respect of any Shares represented by Certificates is to be made to a Person other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment of the Merger Consideration that (w) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (x) the Person requesting such payment shall pay any transfer or other Taxes required solely by reason of the payment of such Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Merger Corporation that such Tax has been paid or is not applicable. In the event of a transfer of ownership of Book-Entry Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Book-Entry Share is registered if (y) all documents required to evidence and effect such transfer or otherwise be in proper form for transfer are presented to the Paying Agent and (z) the Person requesting such payment shall pay any transfer or other Taxes required solely by reason of the payment of such Merger Consideration to a Person other than the registered holder of such Book-Entry Share or establish to the reasonable satisfaction of the Merger Corporation that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.02, each Book-Entry Share and Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Book-Entry Share or Certificate is entitled pursuant to this Article III. No interest shall be paid or will accrue on any cash payable to holders of Book-Entry Shares or Certificates pursuant to the provisions of this Article III. Each registered holder of one or more Book-Entry Shares shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably require), be entitled to receive, and the Merger Corporation shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after receipt of such agent’s message (or such other evidence, if any, as the Paying Agent may reasonably require), the Merger Consideration for each Book-Entry Share. Each holder of one or more Certificates shall, upon completion of such applicable procedures by such holder and the surrender of such holder’s Certificate, be entitled to receive, and the Merger Corporation shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the completion of such procedures, the Merger Consideration for each Share represented by such Certificates. Upon the payment and delivery of the Merger Consideration with respect to a Certificate or Book-Entry Share, such Certificate or Book-Entry Share shall forthwith be cancelled. Prior to the Effective Time, the Merger Corporation and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that the Paying Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (X) the number of shares of Company Common Stock (other than Excluded Shares, Continuing Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (Y) the Merger Consideration.

3.03          No Further Rights. From and after the Effective Time, holders of Shares shall cease to have any rights as stockholders of the Company, except as provided herein or by Law, including the right to receive the Merger Consideration payable in accordance with this Article III.

3.04         Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the Holders 12 months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any Holders who have not theretofore complied with this Article III shall thereafter look only to the Surviving Company for, and the Surviving Company shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Payment Fund remaining unclaimed by Holders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto. The Surviving Company shall not be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

3.05          Transfer Books. At the Effective Time, the transfer books of the Company, as maintained by the Company’s transfer agent, shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company’s transfer agent other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.

3.06          Effect of Merger on Company Equity Awards. Except as may otherwise be agreed in writing between a holder of Company Options, Company RSUs or Company PSUs (as applicable), on the one hand, and the Merger Corporation (and, following the Effective Time, the Surviving Company):

(a)          Company Options.

(i)          At the Effective Time, each Company Option that is vested in accordance with its terms and outstanding as of immediately prior to the Effective Time (each, a “Vested Company Option”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Vested Company Option, by (2) the total number of Shares underlying such Vested

Company Option, subject to any required withholding of Taxes (the “Vested Company Option Consideration”); provided, however, that if the exercise price per Share of such Vested Company Option is equal to or greater than the Merger Consideration, then such Vested Company Option shall be cancelled as of the Effective Time without any cash payment or other consideration being made in respect thereof. The cash payment made in respect of each Vested Company Option pursuant to this Section 3.06(a)(i) shall be paid, without interest, on the next payroll date that is at least five Business Days after the Closing Date.

(ii)          At the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time and that is not a Vested Company Option (each, an “Unvested Company Option”) shall remain outstanding without any cash payment or other consideration being made in respect thereof and subject to the same terms and conditions as were applicable to the underlying Unvested Company Option immediately prior to the Effective Time, including vesting acceleration terms (except for terms rendered inoperative solely by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of the Merger Corporation or, following the Effective Time, Surviving Company are appropriate; provided that no such changes shall adversely affect the rights of the applicable holder of an Unvested Company Option unless necessary to comply with applicable Law); provided further, that if the exercise price per Share of such Unvested Company Option is equal to or greater than the Merger Consideration, then such Unvested Company Option shall be cancelled as of the Effective Time without any cash payment or other consideration being made in respect thereof.

(b)          Company RSUs.

(i)          At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time and is either (1) held by a non-employee member of the Board (whether vested or unvested) or (2) vested in accordance with its terms but not yet settled as of the Effective Time (each, a “Vested Company RSU”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (A) the total number of Shares underlying such Vested Company RSU, by (B) the Merger Consideration, subject to any required withholding of Taxes (the “Vested Company RSU Consideration”). The cash payment made in respect of each Vested Company RSU pursuant to this Section 3.06(b)(i) shall be paid, without interest, on the next payroll date that is at least five Business Days after the Closing Date.

(ii)          At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time and not a Vested Company RSU (each, an “Unvested Company RSU”) shall remain outstanding without any cash payment or other consideration being made in respect thereof and remain subject to the same terms and conditions as were applicable to the underlying Unvested Company RSU immediately prior to the Effective Time, including vesting acceleration terms (except for terms rendered inoperative solely by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of the Merger Corporation or, following the Effective Time, Surviving Company are appropriate; provided that no such changes shall adversely affect the rights of the applicable holder of an Unvested Company RSU unless necessary to comply with applicable Law). Notwithstanding the foregoing, with respect to any award granting Unvested Company RSUs set forth in Section 3.06(b)(ii)(A) of the Company Disclosure Letter, the vesting terms of such Unvested Company RSUs shall be modified as set forth in Section 3.06(b)(ii)(B) of the Company Disclosure Letter.

(c)          Company PSUs.

(i)          At the Effective Time, each Company PSU that is outstanding as of immediately prior to the Effective Time for which the applicable performance period is completed in accordance with its terms but not yet settled as of the Effective Time (each, a “Closed Performance Company PSU”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the total number of Shares underlying such Company PSU immediately prior to the Effective Time, based on actual achievement of applicable performance goals as reasonably determined by the Board or the Compensation Committee of the Board prior to the Closing in accordance with the terms of the applicable award agreement, by (2) the Merger Consideration, subject to any required withholding of Taxes (the “Closed Performance Company PSU Consideration”). The cash payment made in respect of each Closed Performance Company PSU pursuant to this Section 3.06(c)(i) shall be paid, without interest, on the next payroll date that is at least five Business Days after the Closing Date.

(ii)          At the Effective Time, each Company PSU that is outstanding as of immediately prior to the Effective Time for which the applicable performance period is not complete (each, an “Open Performance Company PSU”) shall remain outstanding without any cash payment or other consideration being made in respect thereof and remain subject to the same terms and conditions as were applicable to the underlying Open Performance Company PSU immediately prior to the Effective Time, including vesting acceleration terms (except for terms rendered inoperative solely by reason of the transactions contemplated by this Agreement, including any performance terms that will no longer be applicable upon the Company ceasing to be listed on Nasdaq, or for such other administrative or ministerial changes as in the reasonable and good faith determination of the Merger Corporation or, following the Effective Time, the Surviving Company are appropriate; provided that no such changes shall adversely affect the rights of the applicable holder of an Open Performance Company PSU unless necessary to comply with applicable Law). Notwithstanding the foregoing, with respect to any award granting Open Performance Company PSUs set forth in Section 3.06(c)(ii)(A) of the Company Disclosure Letter, the applicable performance metrics of such Open Performance Company PSUs shall be modified to provide for the performance metrics set forth in Section 3.06(c)(ii)(B) of the Company Disclosure Letter.

(d)         Treatment of Company ESPP. The Company ESPP shall be terminated no later than the Effective Time, and the Company shall take all actions necessary to effect the foregoing.

(e)          Certain Actions. Prior to the Effective Time, the Company, acting through the Board or the Compensation Committee, shall take or cause to be taken, all actions, and provide all notices that are required to effectuate the terms of this Section 3.06; provided that, with respect to any payment made pursuant to this Section 3.06 that constitutes non-qualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at such time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and the award agreement that will not trigger a Tax or penalty under Section 409A of the Code. The Company shall use its reasonable best efforts to ensure that following the Effective Time, no participant in the Company ESPP will have any right thereunder to acquire any equity securities of the Company, the Surviving Company or any of their respective Subsidiaries.

3.07          Certain Adjustments. Without limiting the other provisions of this Agreement, if the outstanding Shares are changed into a different number or class of shares due to any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the date hereof and prior to the Effective Time, the Merger Consideration as provided in this Article III shall be equitably adjusted to reflect the effect thereof.

3.08          Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded, properly in writing, appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. At the Effective Time, all Dissenting Shares will no longer be outstanding and automatically will be cancelled and will cease to exist, and, except as otherwise provided by applicable Laws, each holder of Dissenting Shares will cease to have any rights with respect to the Dissenting Shares, other than such rights as are granted under such Section 262 of the DGCL. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.02, of such Shares.

(b)          The Company shall give the Merger Corporation prompt notice and copies of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company. The Company shall not, except with the prior written consent of the Merger Corporation, make any payment, or offer or agree to make any payment, with respect to any demands for appraisal or offer to settle or settle any such demands.

3.09          Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Merger Corporation, the Paying Agent and the Company (and any of their Affiliates or agents) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding section or subsection(s) of the disclosure letter prepared by the Company and delivered to the Merger Corporation in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) subject to Section 10.13, or (b) as disclosed in any report, schedule, form, statement or other document (including all exhibits and other information incorporated by reference therein and all amendments and supplements thereto) filed with, or furnished to, the SEC by the Company, or incorporated by reference into such document from or after June 10, 2021 through the day prior to the date of this Agreement (collectively, the “SEC Documents”) (but excluding any cautionary, predictive or forward-looking information in the “Risk Factors” or “Forward-Looking Statements” sections of such SEC Documents) (it being agreed that (i) for purposes of the representations and warranties set forth in this Article IV, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection (other than Sections 4.01, 4.02, 4.03, 4.05, 4.06 and 4.14 of the Company Disclosure Letter) to which the relevance of such item is reasonably apparent on its face and (ii) nothing disclosed in the SEC Documents shall be deemed by virtue of the foregoing clause (b) to modify or qualify the representations and warranties set forth in Sections 4.01, 4.02, 4.03, 4.05, 4.06 and 4.14), the Company represents and warrants to the Merger Corporation as follows:

4.01          Organization and Qualification; Company Subsidiaries. (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all necessary power and authority to (i) conduct its business in the manner in which its business is currently being conducted, (ii) own, lease and use its assets, properties and rights in the manner in which its assets, properties and rights are currently owned, leased and used and (iii) perform its obligations under all Contracts by which it is bound, except as would not have a Material Adverse Effect.

(b)        The Company is qualified or licensed to do business as a foreign entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing would not have a Material Adverse Effect.

(c)         The Company does not own, directly or indirectly, any capital stock of, any other equity-linked or similar interest in, any equity interest of any nature or any interest convertible into or exchangeable or exercisable for any equity-linked or similar interest in, any entity other than the Company Subsidiaries. None of the Company or the Company Subsidiaries have agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any entity other than a wholly-owned Company Subsidiary.

(d)       Each Subsidiary of the Company (collectively, the “Company Subsidiaries” and each, a “Company Subsidiary”) is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (to the extent a concept of “good standing” is applicable) under the Laws of its jurisdiction of incorporation or organization and has full corporate or other organizational power and authority required to own, lease or operate, as appropriate, the assets, rights and properties that it purports to own, lease and operate and to carry on its business as now conducted, and is qualified to do business in each jurisdiction where such qualification is necessary, except, in each case, where any failure thereof would not have a Material Adverse Effect. All outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been duly authorized, validly issued, fully paid, nonassessable and are owned by the Company or by another Company Subsidiary, free and clear of all Liens other than restrictions imposed by applicable securities laws or the organizational documents of any such Company Subsidiary.

(e)         None of the Company or the Company Subsidiaries is in violation of any provision of its respective organizational documents, except for violations that would not have a Material Adverse Effect.

4.02          Capitalization. (a) The authorized capital stock of the Company consists of (i) 2,500,000,000 shares of Company Class A Common Stock, of which 18,768,789 shares of Company Class A Common Stock have been issued and are outstanding as of the close of business on May 5, 2025 (the “Capitalization Date”), (ii) 250,000,000 shares of Company Class B Common Stock, of which 70,032,694 shares of Company Class B Common Stock have been issued and are outstanding as of the close of business on the Capitalization Date and (iii) 250,000,000 shares of Company Preferred Stock, none of which are issued or outstanding as of the close of business on the Capitalization Date. No Shares were held in treasury or owned by the Company or any Company Subsidiary as of the close of business on the Capitalization Date. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of, and are not subject to, any preemptive or subscription rights, rights of first refusal, purchase option, call option or similar rights.

(b)         (i) No outstanding Share is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance, or any similar right, (ii) no outstanding Share is subject to any right of first refusal in favor of the Company, (iii) no outstanding bond, debenture, note, or other Indebtedness of the Company has a right to vote on any matter on which stockholders of the Company have a right to vote and (iv) no Contract of the Company relates to the voting or registration of, or restricts any Person from purchasing, selling, pledging, or otherwise disposing of (or from granting any option or similar right with respect to), any Share. The Shares have been granted or issued in compliance in all material respects with all applicable federal securities laws and all applicable foreign and state securities or “blue sky” laws. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem, or otherwise acquire any outstanding Shares. The Company Class A Common Stock constitutes the only outstanding class of equity securities of the Company registered under the Securities Act.

(c)         As of the close of business on the Capitalization Date, 13,413,409 shares of Company Class A Common Stock were reserved for future issuance pursuant to awards outstanding under the Company Stock Plans, including (i)  4,777,011 shares of Company Class A Common Stock reserved for issuance pursuant to outstanding Company Options, (ii)  4,573,450 shares of Company Class A Common Stock reserved for issuance pursuant to outstanding Company RSUs and (iii)  4,062,948 shares of Company Class A Common Stock reserved for issuance pursuant to outstanding Company PSUs (assuming any performance-based conditions are fully satisfied at maximum performance levels). Each Company Equity Award was issued in compliance in all material respects with applicable Law. As of the close of business on the Capitalization Date, 5,000,000 shares of Company Class A Common Stock were reserved for future issuance pursuant to the Company ESPP. Other than as set forth in Section 4.02(c) of the Company Disclosure Letter, there is no issued, reserved for issuance, outstanding, or authorized stock option, restricted stock unit award, restricted stock award, stock appreciation, phantom stock or phantom units, profits interest, profit participation, or similar right, or equity or equity-based award with respect to the Company or any Company Subsidiary to which the Company, or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is otherwise bound.

(d)         Except as set forth in Section 4.02(c) of the Company Disclosure Letter, as of the close of business on the Capitalization Date, there is no: (i) outstanding share of capital stock or other equity or ownership interest in the Company; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable), agreement or commitment of any character to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any equity securities of the Company, in each case, issued by the Company or to which the Company is bound; (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any share of capital stock or other equity securities of the Company; or (iv) rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any share of its capital stock or any other equity security. None of the Company or Company Subsidiaries is a party to any stockholders’ agreement, proxy, voting trust agreement or registration rights agreement or similar agreements, arrangements or commitments relating to any equity securities of the Company or any other Contract relating to disposition, pledges, voting or dividends with respect to any equity securities of the Company other than the Company Stockholders’ Agreement.

4.03          Authority; Binding Nature of Agreement. The Company has the necessary corporate power and authority to enter into, and to perform its obligations under, this Agreement and to consummate the Transactions (but, in the case of the consummation of the Merger, assuming the accuracy of the representations and warranties set forth in the penultimate sentence of Section 5.12 and subject to the receipt of the Company Stockholder Approvals).  Except for obtaining the Company Stockholder Approvals, and assuming the accuracy of the representations and warranties set forth in the penultimate sentence of Section 5.12, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions.  The Special Committee, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (a) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Company and its Public Stockholders and (b) made the Special Committee Recommendation. The Board, at a meeting duly called and held on or prior to the date of this Agreement, acting upon the Special Committee Recommendation, unanimously (excluding the Continuing Stockholder Directors) (i) determined that this Agreement and the Transactions are advisable, fair to “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Company and its stockholders, including the Public Stockholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (iv) made the Board Recommendation. The Special Committee Recommendation and Board Recommendation have not, as of the date of this Agreement, been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by the other party hereto, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms subject to the Enforceability Exceptions. Other than the Company Stockholder Approvals and any approvals obtained on or prior to the date of this Agreement, and assuming the accuracy of the representations and warranties set forth in the penultimate sentence of Section 5.12, no vote of any class or series of the Company’s capital stock prior to the Effective Time or approval of any Person under the Company Charter or the Company Bylaws is necessary to adopt this Agreement and approve the consummation of the Transactions.

4.04          No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) assuming the Company Stockholder Approvals have been obtained, conflict with or violate any of (A) the Company Charter or the Company Bylaws or (B) any similar organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 4.04(b) have been obtained and that all filings and other actions described in Section 4.04(b) have been made or taken and the Company Stockholder Approvals have been obtained, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Company or any Company Subsidiary under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien on the properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or their respective properties, rights or assets is bound, except, with respect to each of the foregoing clauses (i)(B), (ii) and (iii), for any such conflict, violation, breach, default, or other occurrence that would not have a Material Adverse Effect.

(b)        The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Authority, except for (i) applicable requirements, if any, of the Securities Act, (ii) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement and the Schedule 13e-3, (iii) any filing required under the rules and regulations of Nasdaq, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) the premerger notification and waiting period requirements of the HSR Act and (vii) any other consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration or filing, which, in each case, if not obtained or made would not have a Material Adverse Effect.

4.05          Vote Required. Other than any Company Approval, (a) the affirmative vote of the holders of a majority of the outstanding voting power of the Company Common Stock entitled to vote on a proposal to adopt this Agreement, (b) the affirmative vote of the holders of a majority of the outstanding voting power of the Company Class A Common Stock entitled to vote on a proposal to adopt this Agreement, voting as a separate class, (c) the affirmative vote of the holders of a majority of the outstanding voting power of the Company Class B Common Stock entitled to vote on a proposal to adopt this Agreement, voting as a separate class, and (d) the affirmative vote of a majority of the votes cast by the Public Stockholders entitled to vote on the proposal to adopt this Agreement (the requisite votes described in the preceding clauses (a)-(d), together, the “Company Stockholder Approvals”) are the only votes of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the consummation of the Transactions.

4.06          Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties set forth in the penultimate sentence of Section 5.12, no (i) “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”), (ii) stockholder rights agreement, “poison pill” or similar anti-takeover agreement or (iii) restrictions in any comparable anti-takeover provision in the organizational documents of the Company or any Company Subsidiary applies or will apply with respect to this Agreement or the Transactions, including the Merger.

4.07          Financial Statements; Internal Controls. (a) The Company has filed or furnished (or caused to be filed or furnished by any Company Subsidiary, as applicable) on a timely basis all reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated therein, amendments and supplements thereto) required to be filed or furnished by the Company or any Company Subsidiary with or to the SEC (the “SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act, or the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC promulgated thereunder and applicable to such SEC Reports or the Company or any Company Subsidiary and, except to the extent that information in such SEC Report has been revised, amended, modified, or superseded (prior to the date of this Agreement) by a later-filed SEC Report, none of the SEC Reports, when filed or furnished, contained (or, with respect to SEC Reports filed or furnished after the date of this Agreement, will not contain) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projection or forward-looking statement or the completeness of any information filed or furnished by the Company or any Company Subsidiary with or to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

(b)        The consolidated financial statements (including related notes and schedules) contained or incorporated by reference in the SEC Reports (the “Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K, or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, reasonably expected to be material).

(c)         Except as not required in reliance on exemptions from various reporting requirements, including by virtue of the Company’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act, or “smaller reporting company” within the meaning of the Exchange Act, the Company maintains, and at all times since the Reference Date, has maintained, a system of internal controls over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) that comply with the requirements of the Exchange Act and have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements of the Company. Since the Reference Date, none of the Company, the Board or the audit committee of the Board or, to the Knowledge of the Company, the Company’s independent registered accounting firm, has identified or been made aware of any: (A) significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (B) illegal act or fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in internal controls over financial reporting of the Company; or (C) claim or allegation regarding any of the foregoing.

(d)          The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 promulgated under the Exchange Act that are designed to ensure that all information required to be disclosed in such entity’s reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company and its Subsidiaries have carried out all evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(e)        None of the Company or Company Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership, or any similar Contract (including any Contract arising out of or relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (within the meaning of Item 303(a) of Regulation S-K promulgated under the Exchange Act)) where the result, purpose, or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company or any Company Subsidiary with or to the SEC.

(f)          There is no outstanding or unresolved comment in any comment letter received from the SEC with respect to the SEC Reports. To the Knowledge of the Company, none of the SEC Reports is the subject of ongoing SEC review and there is no inquiry or investigation by the SEC, or any internal investigation pending or threatened, in each case, regarding any accounting practice of the Company.

4.08           Absence of Certain Changes or Events.

(a)          Since December 31, 2024 and through the date of this Agreement, there has not occurred any Material Adverse Effect.

(b)          Except as contemplated by this Agreement, from December 31, 2024 through the date of this Agreement, the Company and the Company Subsidiaries have operated their respective businesses in all material respects in the ordinary course of business (except for discussions, negotiations, and transactions related to this Agreement).

4.09          Compliance with Laws. The Company and the Company Subsidiaries have each been, since the Reference Date, in compliance with all applicable Laws, except where the failure to be in compliance would not have a Material Adverse Effect or, individually or in the aggregate, reasonably be expected to materially delay, impede or prevent the consummation of the Transactions, including the Merger, by the Company.

4.10           Company Plans.

(a)       Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under Section 414(b), (c), (m) or (o) the Code or ERISA has during the six years prior to the date of this Agreement sponsored, maintained, contributed to or been required to maintain or contribute to or otherwise had liability, whether absolute or contingent, with respect to (i) a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or any “multiemployer plan,” each within the meaning of Section 4001 of ERISA, (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(b)         Except as contemplated by this Agreement, solely as a result of the consummation of the Transactions, the Transactions will not (i) result in the acceleration of the time of payment, funding or vesting of any benefit to any Company Associate, under any Company Plan or otherwise with respect to any Company Associate, or (ii) result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise Tax by any Person under Section 4999 of the Code.

4.11          Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, since June 1, 2019, none of the Company, the Company Subsidiaries, any of their respective directors, officers or employees, or, to the Knowledge of the Company, any third party authorized to act on behalf of the Company or any Company Subsidiary, has (a) been a Sanctioned Person, (b) violated any applicable Trade Control Laws or Sanctions Law, applicable Anti-Corruption Law or any rule or regulation promulgated thereunder, applicable Anti-Money Laundering Law and any rule or regulation promulgated thereunder, or any applicable Law of similar effect, or (c) has, in violation of any applicable Anti-Corruption Law: (i) directly or indirectly paid, offered, or promised to make or offer any contribution, gift, entertainment, or other expense, (ii) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind to or for the benefit of foreign or domestic governmental officials or employees, or to foreign or domestic political parties, candidates thereof, or campaigns, (iii) paid, offered, or promised to make or offer any bribe, payoff, influence payment, kickback, rebate, or other similar payment of any nature, or (iv) created or caused the creation of any false or inaccurate books and records of the Company or any Company Subsidiary related to any of the foregoing. The Company have established and maintain policies and procedures reasonably designed to promote and achieve compliance with any Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions Laws, and Trade Control Laws applicable to the Company and the Company Subsidiaries. There are no Anti-Corruption Laws-related, Anti-Money Laundering Laws-related, Sanctions Laws-related or Trade Control Laws-related enforcement actions pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or, to the Knowledge of the Company, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Authority.

4.12           Legal Proceedings; Orders. (a) There is currently not, and since the Reference Date there has not been, any Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or any property, right or asset of the Company or any Company Subsidiary, or against the Company and its Affiliates primarily arising from the business of the Company or any Company Subsidiary, other than any Action that would not have a Material Adverse Effect or, individually or in the aggregate, reasonably be expected to materially delay, impede or prevent the consummation of the Transactions, including the Merger, by the Company.

(b)        As of the date of this Agreement there is no Order to which the Company or any Company Subsidiary is subject that would have a Material Adverse Effect or, individually or in the aggregate, reasonably be expected to materially delay, impede or prevent the consummation of the Transactions, including the Merger, by the Company.

4.13           Opinions of Financial Advisor. The Special Committee (in such capacity) has received the opinion of Evercore Group L.L.C. (the “Financial Advisor”) as a financial advisor to the Special Committee to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, and taking into account the consummation of the Transactions contemplated by this Agreement, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares, Continuing Shares and Dissenting Shares) pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall provide a copy of such written opinion to the Merger Corporation solely for informational purposes promptly following the execution of this Agreement.

4.14           Brokers. Except for the Financial Advisor pursuant to the Advisor Engagement Letter, no broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage, finder’s, or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has, prior to the execution and delivery of this Agreement, made available to the Merger Corporation a true, correct and complete copy of the Company’s engagement letter with the Financial Advisor relating to the Transactions as in effect on the date of this Agreement (the “Advisor Engagement Letter”).

4.15          Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary expressly for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13e-3 will, on the date the Proxy Statement and the Schedule 13e-3 are first mailed (including by electronic delivery if permitted) to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by the Company with respect to any information or statement made or incorporated by reference in the Proxy Statement or the Schedule 13e-3 that was not supplied by or on behalf of the Company or any Company Subsidiary for use therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

4.16          No Other Representations or Warranties. (a) Except for the express written representations and warranties made by the Company in this Article IV and in any instrument or other document delivered pursuant to this Agreement, the Company does not make any express or implied representation or warranty with respect to the Company or its Affiliates or their respective businesses, operations, assets, liabilities or condition (financial or otherwise). Notwithstanding anything to the contrary in this Agreement, the Company hereby acknowledges and agrees that except for the express written representations and warranties made by the Merger Corporation in this Agreement or in any instrument or other document delivered pursuant to this Agreement, neither the Merger Corporation nor any other Person has made or makes any express or implied representation or warranty with respect to the Merger Corporation or any of its Affiliates or its or their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

(b)         Notwithstanding anything to the contrary in this Agreement, the Company hereby acknowledges and agrees (on its own behalf and on behalf of the Company Related Parties) that: (i) except for the representations and warranties of the Merger Corporation expressly set forth in Article V or in any instrument or other document delivered pursuant to this Agreement, (x) none of the Merger Corporation Related Parties makes, or has made, any representation or warranty and (y) none of the Company Related Parties is relying on, or has relied on, any representation or warranty made, or information provided, by or on behalf of any Merger Corporation Related Party, in each case, regarding any Merger Corporation Related Party, its or their business, this Agreement, the Transactions, or any other related matter; and (ii) each of the Company and the Special Committee is a sophisticated party and has made its own independent investigation, review and analysis regarding the Merger Corporation Related Parties and the Transactions, which investigation, review and analysis were conducted by the Company and the Special Committee together with expert advisors, including legal counsel, that they have engaged for such purpose.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE MERGER CORPORATION

Except as set forth in the corresponding section or subsection(s) of the disclosure letter prepared by the Merger Corporation and delivered to the Company in connection with the execution and delivery of this Agreement (the “Merger Corporation Disclosure Letter”), the Merger Corporation represents and warrants to the Company as follows:

5.01          Organization and Qualification. The Merger Corporation is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Merger Corporation Material Adverse Effect. The Merger Corporation is qualified or licensed to do business as a foreign entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Merger Corporation Material Adverse Effect. The Merger Corporation does not own any capital stock of, any other equity-linked or similar interest in, any equity interest of any nature or any interest convertible into or exchangeable or exercisable for any equity-linked or similar interest in, any entity.

5.02         Organizational Documents. The Merger Corporation has, prior to the date of this Agreement, furnished to the Company true and complete copies of the organizational documents of the Merger Corporation, as amended to date. Such organizational documents are in full force and effect. The Merger Corporation is not in violation of any of the provisions of its organizational documents, except such violations that would not, individually or in the aggregate, reasonably be expected to have a Merger Corporation Material Adverse Effect.

5.03          Authority; Binding Nature of Agreement. The Merger Corporation has the necessary corporate power and authority to enter into, and to perform its obligations under, this Agreement and to consummate the Transactions (but, in the case of the consummation of the Merger, subject to the receipt of the Continuing Stockholders Consent). No corporate action on the part of the Merger Corporation is necessary to authorize the execution, delivery and performance by the Merger Corporation of this Agreement and the consummation by it of the Transactions. The board of directors of the Merger Corporation unanimously (a) determined that this Agreement and the Transactions are advisable and in the best interests of the Merger Corporation and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, (c) authorized and approved the execution, delivery and performance by the Merger Corporation of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (d) resolved, subject to the terms of this Agreement, to recommend the adoption of this Agreement by the stockholders of the Merger Corporation. This Agreement has been duly executed and delivered by the Merger Corporation and, assuming due execution and delivery by the other party hereto, constitutes the valid and binding agreement of the Merger Corporation, enforceable against the Merger Corporation in accordance with its terms subject to the Enforceability Exceptions. Other than obtaining the Continuing Stockholders Consent, no vote of any class or series of the Merger Corporation’s capital stock prior to the Effective Time or approval of any Person under any organizational document of the Merger Corporation is necessary to adopt this Agreement and approve the consummation of the Transactions. Concurrently with the execution and delivery of this Agreement, the Continuing Stockholders, in their capacity as the stockholders of the Merger Corporation, are executing and delivering to the Merger Corporation a written consent adopting this Agreement in accordance with the DGCL (the “Continuing Stockholders Consent”).

5.04          No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Merger Corporation do not, and the performance of this Agreement by the Merger Corporation and the consummation by the Merger Corporation of the Transactions will not, (i) conflict with or violate the certificate of incorporation, certificate of formation, bylaws, operating agreement and other charter and organizational documents of the Merger Corporation, (ii) assuming that all consents, approvals and other authorizations described in Section 5.04(b) have been obtained and that all filings and other actions described in Section 5.04(b) have been made or taken and the Continuing Stockholders Consent has been obtained, conflict with or violate any Law applicable to the Merger Corporation or by which any property, right or asset of the Merger Corporation is bound or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Merger Corporation under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien on the properties or assets of the Merger Corporation pursuant to, any Contract to which the Merger Corporation is a party or by which the Merger Corporation or its properties, rights or assets are bound, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflict, violation, breach, default or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Merger Corporation Material Adverse Effect.

(b)       The execution and delivery of this Agreement by the Merger Corporation do not, and the performance of this Agreement by the Merger Corporation and the consummation by the Merger Corporation of the Transactions will not, require any consent, approval, authorization or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Authority, except for (i) applicable requirements, if any, of the Securities Act, (ii) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement and the Schedule 13e-3, (iii) any filing required under the rules and regulations of Nasdaq, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) the premerger notification and waiting period requirements of the HSR Act and (vi) any other consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration or filing, which, in each case, if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Merger Corporation Material Adverse Effect.

5.05          Legal Proceedings; Orders. (a) There is no Action pending or, to the Knowledge of the Merger Corporation, threatened in writing against the Merger Corporation, or any property, right or asset of the Merger Corporation or against the Merger Corporation primarily arising from the business of the Merger Corporation, other than any Action that would not, individually or in the aggregate, reasonably be expected to have a Merger Corporation Material Adverse Effect.

(b)          As of the date of this Agreement, there is no Order to which the Merger Corporation is subject that would, individually or in the aggregate, reasonably be expected to have a Merger Corporation Material Adverse Effect.

5.06          Operations of the Merger Corporation. The Merger Corporation was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities or operations other than as contemplated by this Agreement and matters ancillary thereto or related to the Transactions contemplated by this Agreement. There is no agreement outstanding pursuant to which any person has any existing or contingent right to acquire any equity in the Merger Corporation. The Merger Corporation is wholly-owned by the Continuing Stockholders.

5.07          Equity Financing.

(a)         The Merger Corporation has delivered to the Company a true, complete and correct copy of the fully executed equity commitment letter (the “Equity Commitment Letter”), dated May 8, 2025, from Blackstone Capital Partners VII L.P., a Delaware limited partnership, Blackstone Capital Partners Asia L.P., a Cayman Islands exempted limited partnership, and Blackstone Capital Partners Asia (Lux) SCSp, a Luxembourg special limited partnership (société en commandite spéciale) (the “Equity Investors”), pursuant to which the Equity Investors have agreed, upon the terms and subject only to the express conditions thereof, to contribute or invest in the Merger Corporation the amount set forth therein (the “Equity Financing”). The Equity Commitment Letter expressly provides that the Company is a third-party beneficiary thereof to the extent provided therein, and the Company is entitled to enforce the Equity Commitment Letter in accordance with its terms against the Equity Investors.

(b)         There are no conditions precedent or other contingencies to the obligations of the Equity Investors to fund the full amount of the Equity Financing in accordance with the terms of the Equity Commitment Letter other than those set forth in the Equity Commitment Letter. Assuming satisfaction (or waiver in accordance with Section 10.11 or Section 10.12) of the conditions set forth in Section 8.01 and Section 8.02, as of the date hereof, the Merger Corporation does not have any reason to believe that it will be unable to satisfy any of the conditions to the Equity Financing, or that the Equity Investors will not perform their obligations thereunder, in each case prior to or concurrently with the Effective Time.

(c)        Assuming the satisfaction (or waiver in accordance with Section 10.11 or Section 10.12) of the conditions set forth in Section 8.01 and Section 8.02, the Equity Financing, when funded in full in accordance with the Equity Commitment Letter delivered to the Company on or prior to the date hereof shall provide an amount in immediately available cash prior to or concurrently with the Effective Time sufficient to enable the payment of the aggregate Merger Consideration, any other amounts required to be paid under Article III of this Agreement and any fees, costs and expenses of or payable by the Merger Corporation in connection with the Equity Financing (the “Required Amount”).

(d)        As of the date hereof the Equity Commitment Letter is:(i) a legal, valid and binding obligation of the Merger Corporation and, to the Knowledge of the Merger Corporation, the Equity Investors (subject to the Enforceability Exceptions) and (ii) in full force and effect. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would or would reasonably be expected to (x) constitute a default or breach or a failure to satisfy a condition precedent by the Merger Corporation under the terms and conditions of the Equity Commitment Letter or (y) result in any portion of the Equity Financing being unavailable or materially delayed at the Effective Time or on the Closing Date. The Merger Corporation has paid, or caused to be paid, in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Equity Commitment Letter on or before the date of this Agreement. As of the date hereof, (x) the Equity Commitment Letter has not been modified, amended, restated, supplemented or otherwise altered, and (y) none of the commitments under the Equity Commitment Letter have been withdrawn, terminated, amended, modified, repudiated, or rescinded in any respect. Besides the Equity Commitment Letter, there are no other fee letters, engagement letters, side letters or other Contracts to which the Merger Corporation or any of its Affiliates is party related to the funding or investing, as applicable, of the Equity Financing that could affect the availability of the full amount of, or conditionality of, the Equity Financing in any respect.

(e)         The Merger Corporation acknowledges and agrees that in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Equity Financing or any Debt Financing) by the Merger Corporation or any other financing or other transactions be a condition to the Merger Corporation’s obligations hereunder.

5.08          Solvency. Immediately after giving effect to the consummation of the Transactions (including the payment of the aggregate Merger Consideration and all other Required Amounts,

as applicable) and assuming the accuracy in all material respects of the representations and warranties contained in Article IV, the Surviving Company on a consolidated basis will be Solvent as of the Effective Time, as of the Closing Date and immediately after the Effective Time.

5.09          Brokers. Prior to the Closing, the Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of the Merger Corporation.

5.10          Stockholder and Management Arrangements. As of the date of this Agreement, except as set forth in Section 5.10 of the Merger Corporation Disclosure Letter, none of the Merger Corporation or any of its Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any arrangements or other understandings (whether or not binding) with any director, officer or employee of the Company or any of the Company Subsidiaries (a) relating to (i) this Agreement or the Merger (except for the Equity Commitment Letter) or (ii) the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which any holder of Shares would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Company Common Stock, in each case, excluding any Contracts, arrangements or understandings between or among the Continuing Stockholders (collectively, the “Stockholder and Management Arrangements”). True, accurate and complete copies of any Stockholder and Management Arrangements, including all amendments thereto, as in effect as of the date of this Agreement, have been made available to the Company, the Board and the Special Committee.

5.11          Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of the Merger Corporation expressly for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13e-3 will, on the date the Proxy Statement and the Schedule 13e-3 are first mailed (including by electronic delivery if permitted) to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by the Merger Corporation with respect to any information or statement made or incorporated by reference in the Proxy Statement or the Schedule 13e-3 that was not supplied by or on behalf of the Merger Corporation for use therein.

5.12          Antitakeover Charter Provision. None of the Merger Corporation or any of its “Affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company subject to the restrictions on “business combinations”, in each case, other than any Continuing Stockholder described in clause (ii) or (iii) of the definition thereof and any of their respective “Affiliates” or “associates” described in the following sentence. Each Continuing Stockholder described in clause (ii) or (iii) of the definition thereof and each of its “Affiliates” or “associates” has been an “interested stockholder” of the Company for more than three years as of the date hereof. For purposes of this Section 5.12, each quoted term used in this Section 5.12 will have the definition ascribed thereto in the Company Charter.

5.13          Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company and the Company Subsidiaries by the Merger Corporation, the Merger Corporation (and its Representatives) has received and may continue to receive from the Company and the Company Subsidiaries and their respective Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and the Company Subsidiaries and their respective businesses and operations. The Merger Corporation hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which the Merger Corporation is familiar, that the Merger Corporation has made its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), that it has not relied, and is not otherwise relying, upon on any information except for the representations and warranties set forth in Article IV in connection with the Transactions (including its decision to enter into this Agreement) and, except for the representations and warranties set forth in Article IV or in any instrument or other document delivered pursuant to this Agreement, that the Merger Corporation will have no claim against the Company or any Company Subsidiary, or any of their respective equityholders or Representatives, or any other Person, with respect thereto.

5.14          No Other Representations or Warranties.

(a)         Except for the express written representations and warranties made by the Merger Corporation in this Article V and in any instrument or other document delivered pursuant to this Agreement, the Merger Corporation does not make any express or implied representation or warranty with respect to the Merger Corporation or its Affiliates or its or their respective businesses, operations, assets, liabilities or condition (financial or otherwise). Notwithstanding anything to the contrary in this Agreement, the Merger Corporation hereby acknowledges and agrees that except for the express written representations and warranties made by the Company in this Agreement or in any instrument or other document delivered pursuant to this Agreement, none of the Company or any other Person has made any express or implied representation or warranty with respect to the Company or any of their respective Affiliates or their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

(b)         Notwithstanding anything to the contrary in this Agreement, the Merger Corporation hereby acknowledges and agrees (on its own behalf and on behalf of the Merger Corporation Related Parties) that: (i) except for the representations and warranties of the Company expressly set forth in Article IV or in any instrument or other document delivered pursuant to this Agreement, (x) none of the Company Related Parties makes, or has made, any representation or warranty and (y) none of the Merger Corporation Related Parties is relying on, or has relied on, any representation or warranty made, or information provided, by or on behalf of any Company Related Party, in each case, regarding any Company Related Party, its or their business, this Agreement, the Transactions, or any other related matter; and (ii) the Merger Corporation is a sophisticated party and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by the Merger Corporation together with expert advisors, including legal counsel, that it has engaged for such purpose.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.01          Conduct of Business by the Company Pending the Merger. Except as set forth in Section 6.01 of the Company Disclosure Letter, expressly required or expressly permitted by this Agreement, required by Law or consented to in writing by the Merger Corporation (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of the Company Subsidiaries to use its respective reasonable best efforts, to (i) conduct the businesses of the Company and the Company Subsidiaries in a commercially reasonable manner and in the ordinary course of business, (ii) preserve substantially intact its and their current business organization, goodwill and ongoing businesses and to preserve substantially its and their relationships with key customers, suppliers, clients, vendors, distributors, licensors, licensees, Governmental Authorities, employees and other Persons with whom it and they have material business relations in all material respects and (iii) comply with applicable Law. Without limiting the generality of the foregoing, except (w) as set forth in Section 6.01 of the Company Disclosure Letter, (x) as required by applicable Law, Order or a Governmental Authority, (y) as expressly required or expressly permitted by this Agreement, or (z) as consented to in writing by the Merger Corporation (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to:

(a)         declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other equity, property or a combination thereof) in respect of, any of its capital stock, other than dividends or distributions by a Company Subsidiary wholly-owned by the Company to the Company or another Company Subsidiary wholly-owned by the Company;

(b)         split, combine, reclassify, subdivide or reduce any of its capital stock, except for any such transaction involving a wholly-owned Company Subsidiary which remains a wholly-owned Company Subsidiary after consummation of such transaction;

(c)        repurchase, redeem or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares or other rights that give the holder thereof any economic interest of a nature accruing to the holders of such shares, other than (i) the withholding of Shares to satisfy Tax obligations with respect to the exercise or vesting and settlement of Company Equity Awards, (ii) the acquisition of Shares in connection with a cashless exercise of Company Options and (iii) in transactions solely among the Company or Company Subsidiaries wholly-owned by the Company;

(d)        issue, authorize the issuance of, pledge, dispose of, grant, transfer, encumber, deliver or sell any shares of its capital stock or other voting securities or equity interests, any options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares, securities, interests or other rights that give the holder thereof any economic interest of a nature accruing to the holders of such shares or securities, other than (i) upon the exercise or settlement of Company Equity Awards outstanding on the date of this Agreement (or granted following the date of this Agreement to the extent permitted by this Section 6.01(d)) in accordance with their present terms, (ii) as required to comply with any Company Plan as in effect on the date of this Agreement and (iii) transactions solely among the Company or Company Subsidiaries wholly-owned by the Company;

(e)        amend, modify, waive, rescind or otherwise change the Company Charter, the Company Bylaws or the comparable organizational documents of any Company Subsidiary in any material respect;

(f)         acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, or authorize or announce an intention to so acquire, or enter into any agreements providing for the acquisition of, any equity interests in, or all or substantially all of the assets of, any Person or any business or division thereof, other than (i) transactions solely among the Company or Company Subsidiaries wholly-owned by the Company or (ii) acquisitions solely for cash consideration (any such acquisition not to exceed $3,500,000, individually or $7,000,000 in the aggregate for all such acquisitions);

(g)       sell, transfer, assign, exchange, swap, lease, license, sublicense, abandon, allow to lapse or otherwise dispose of, any of its material properties, rights or assets (including capital stock of any Company Subsidiary and intangible property or intellectual property rights), other than (i) sales of products or services in ordinary course commercial transactions in the ordinary course of business, (ii) sales, abandonments or other dispositions of immaterial assets, equipment or property (including intellectual property) that is no longer used in the operations of the Company or any Company Subsidiary, in each case, in the ordinary course of business, (iii) the non-exclusive licensing or sublicensing of Company intellectual property in the ordinary course of business (other than any licenses to patents which shall not be permitted by this subsection (iii)), (iv) sales, dispositions, leases and subleases of leased real property in the ordinary course of business, including expirations or surrenders of any real property leases at the end of their stated term pursuant and (v) to transactions solely among the Company or Company Subsidiaries wholly-owned by the Company;

(h)       redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any for indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any such indebtedness or any debt securities of another Person or enter into any agreement requiring the Company or a Company Subsidiary to guarantee any financial statement condition of another Person (collectively, “Indebtedness”), other than (i) Indebtedness solely among the Company or the Company Subsidiaries wholly-owned by the Company, (ii) Indebtedness for borrowed money not to exceed $20,000,000 in aggregate principal amount incurred in the ordinary course of business, so long as such Indebtedness (x) can be repaid at par at any time without premium or penalty and

(y) is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) (provided, that such Indebtedness shall not become due and payable as a result of the Transactions, including the Merger), (iii) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (iv) Indebtedness incurred in connection with developing any leased properties, (v) Indebtedness incurred in connection with (1) the acquisition of any equity interests in, or all or substantially all of the assets of, any Person as permitted by Section 6.01(f) or (2) making any capital contributions to, or investments in, any other Person as permitted by Section 6.01(i), in an aggregate principal amount under this clause (v) not exceeding $10,000,000, (vi) repayments of any Indebtedness (other than Indebtedness incurred under the Company Credit Agreement) at par at any time without premium or penalty and (vii) any Debt Financing;

(i)         make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans, advances, or capital contributions solely among the Company or the Company Subsidiaries wholly-owned by the Company in the ordinary course of business and (ii) investments not to exceed $3,000,000 individually or $10,000,000 in the aggregate together with all other investments contemplated by this Section 6.01(i);

(j)         except as required by applicable Law, by the terms of any Company Plan or by the terms of this Agreement, (i) increase the compensation, bonus, severance or termination pay, or fringe benefits payable or that could become payable to any Company Associate with a title of Division Vice President or above, (ii) establish, adopt or enter into or amend any Collective Bargaining Agreement (except for renewals made in the ordinary course of business on terms substantially similar to any existing Collective Bargaining Agreements), (iii) establish, adopt, enter into, modify or terminate any material Company Plan or any agreement or arrangement that would be a material Company Plan had it been entered into prior to this Agreement (other than any (A) ordinary course changes to any Company Plan that does not materially increase the Company’s or a Company Subsidiary’s cost with respect to such benefits or (B) at-will employment arrangements), (iv) grant any equity or equity-based or phantom equity or long term incentive awards (including any Company Equity Awards) or any change in control, retention or transaction bonuses or similar awards, or amend or modify the terms of any such outstanding awards, (v) accelerate the vesting, lapsing of restrictions or payment, or to or fund or in any other way secure any rights or benefits under any Company Plan with respect to any Company Associate, (vi) forgive any loans or issue any loans to any Company Associate, (vii) commence any new offering periods under the Company ESPP, (viii) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other similar actions that would reasonably be expected to trigger notice requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable Laws, or (ix) newly recognize, or establish or enter into any relationship with, any union, works council, guild or other labor organization as the representative of any Company Associates;

(k)         settle any Action involving or against the Company or any Company Subsidiary, other than (i) the settlement of Actions that require payments by the Company or any Company Subsidiary (net of insurance proceeds) in an amount not to exceed, in the aggregate, $1,500,000 or (ii) the settlement of Actions disclosed, reflected or reserved against in the Financial

Statements for an amount not materially in excess of the amount so disclosed, reflected or reserved and, that, in each of the cases of clauses (i) and (ii), do not involve (x) the imposition of restrictions on the business or operations of the Company or a Company Subsidiary that, in each case, materially interfere with the operations of the Company or Company Subsidiary or (y) any criminal liability, any admission of material wrongdoing or any material wrongful conduct by the Company or a Company Subsidiary or any of their respective officers, directors or employees;

(l)         commence any Action, except (i) with respect to routine matters in the ordinary course of business, (ii) in such cases where the Company reasonably determines in good faith that the failure to commence an Action would result in a material impairment of a valuable aspect of its business (provided, that the Company consults with the Merger Corporation and considers in good faith the views and comments of the Merger Corporation with respect to any such Action prior to commencement thereof) or (iii) in connection with a breach of this Agreement or any other agreement contemplated hereby;

(m)        make any material change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting the consolidated assets, liabilities or results of operations of the Company, except as required (i) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (ii) by applicable Law;

(n)       adopt a plan of merger, consolidation, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than reorganizations solely by or among Company Subsidiaries);

(o)        materially accelerate or increase the timing, scope or nature of any Capital Expenditures beyond what is set forth in Section 6.01(o) of the Company Disclosure Letter;

(p)          authorize any of, or commit or agree to take any of, the foregoing actions in the preceding clauses (a) - (o).

6.02         Control of Operations. Nothing contained in this Agreement shall give the Merger Corporation, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.01           Proxy Statement; Schedule 13e-3.

(a)        The Company shall prepare and file (with the assistance and cooperation of the Merger Corporation as reasonably requested by the Company) with the SEC, as promptly as practicable after the date of this Agreement (but in no event later than 30 Business Days following the date hereof), a proxy statement as contemplated by Rule 14a of the Exchange Act (such proxy statement, as amended or supplemented, the “Proxy Statement”), which shall contain (i) the information specified in Schedule 14A under the Exchange Act concerning the Merger and (ii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL.

(b)         The Company and the Merger Corporation shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the Transactions.

(c)        Each of the Company and the Merger Corporation shall provide the other party and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings) that relate to the Proxy Statement or the Schedule 13e-3. The Company shall promptly notify the Merger Corporation of the receipt of any comments from the SEC (or its staff) with respect to the Proxy Statement or the Schedule 13e-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the Merger Corporation copies of all correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement and the Schedule 13e-3. The Company and the Merger Corporation shall use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement or the Schedule 13e-3 from the SEC (or its staff), including by preparing any additional filings required by the SEC or pursuant to applicable Law (provided that, for the avoidance of doubt, prior to responding to any comments of the SEC (or its staff) or making any additional filings required by the SEC, each party shall provide the other with a reasonable opportunity to consult and review such responses or filings and shall consider in good faith any comments on such responses or filings). The Company shall cause the definitive Proxy Statement and the Schedule 13e-3 (and any other such additional required filings) to be mailed (including by electronic delivery if permitted) to the stockholders of the Company as of the record date established for the Stockholders Meeting as promptly as possible after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement and the Schedule 13e-3. The Company and the Merger Corporation shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing and the Company shall mail a definitive Proxy Statement and the Schedule 13e-3 to its stockholders promptly thereafter.

(d)         The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act. The Company and the Merger Corporation agree, as to themselves and their Affiliates, that the Schedule 13e-3 will comply in all material respects with the applicable provisions of the Exchange Act. The Merger Corporation shall provide the Company with such information concerning itself and its Affiliates as is customarily included in a proxy statement or Schedule 13e-3 prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC (or its staff), or as the Company may reasonably request, in each case, as promptly as reasonably practicable after its request by the Company. The Company and the Merger Corporation shall ensure that none of the information supplied by it for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13e-3 will, at the date of mailing (including by electronic delivery if permitted) to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company assumes no responsibility with respect to information supplied in writing by or on behalf of the Merger Corporation, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13e-3. Each of the Company and the Merger Corporation shall correct any information provided by it for inclusion or incorporation by reference in the Proxy Statement and the Schedule 13e-3 as promptly as reasonably practicable if and to the extent such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.02          Stockholders Meeting. To the extent not prohibited by any Order, the Company shall, subject to the provisions of this Agreement, (a) conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act as soon as practicable after the date hereof and take all necessary action in accordance with applicable Law and the Company’s governing documents, to duly set a record date for the Stockholders Meeting (and the Company will not change the record date without the prior written consent of the Merger Corporation (such consent not to be unreasonably withheld, conditioned or delayed), which shall not be earlier than 10 Business Days after the date of this Agreement without the prior written consent of the Merger Corporation, and (b) take all action required under applicable Law, the Company Charter, the Company Bylaws and the applicable requirements of Nasdaq necessary to promptly and duly call, give notice of, convene and hold as promptly as practicable after the SEC confirms that it will not review, or that it has completed its review of, the Proxy Statement and the Schedule 13e-3 a meeting of its stockholders for the purpose of approving this Agreement (including any adjournment or postponement thereof, the “Stockholders Meeting”); provided that the Company may, in its sole discretion, postpone, recess or adjourn such meeting (i) to the extent determined by the Board (acting upon the recommendation of the Special Committee) or the Special Committee in good faith after consultation with, and taking into account the advice of, its outside legal counsel, as being required by Law, fiduciary duty or a request from the SEC (or its staff), (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary to obtain the Company Stockholder Approvals for up to two periods of up to ten Business Days each or (iii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting (it being understood that the Company may not postpone, recess or adjourn the Stockholders Meeting more than two times pursuant to this clause (iii) without the Merger Corporation’s prior written consent). Subject to Section 7.04, the Proxy Statement shall include the Board Recommendation and the Special Committee Recommendation and the Company shall use its reasonable best efforts to obtain the Company Stockholders Approvals. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with its terms, the Company will submit the approval of this Agreement to its stockholders at the Stockholders Meeting even if the Board (or the Special Committee) has effected an Adverse Recommendation Change.

7.03          Access to Information; Confidentiality.

(a)         Except (i) as otherwise prohibited by applicable Law or the terms of any Contract or (ii) as would be reasonably expected to result in the loss of any attorney-client, attorney work product, or other legal privilege (provided that the Company shall use reasonable best efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not, in the case of clause (i), result in a violation of Law or the terms of any Contract (and so long as the Company have used, or has caused the Company Subsidiaries, as applicable, to use, reasonable best efforts to obtain a waiver with respect to such violation of Contract), or, in the case of clause (ii), result in a loss of attorney-client, attorney work product or other legal privilege), during the Pre-Closing Period, the Company shall and shall cause the Company Subsidiaries and their respective Representatives to: (x) provide to the Merger Corporation and its Representatives (including Debt Financing Sources) reasonable access, during normal business hours and upon reasonable prior notice to the Company by the Merger Corporation, to the officers, employees, properties and offices and other facilities of the Company and the Company Subsidiaries, and to the material books and records thereof and (y) furnish promptly to the Merger Corporation such information concerning the business, properties, Contracts, assets, liabilities and personnel of the Company and the Company Subsidiaries as the Merger Corporation or its Representatives may reasonably request (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, except as expressly provided in Section 7.04, to any Acquisition Proposal or any other transactions potentially competing with or alternative to the Transactions). In the event that the Company or the Company Subsidiaries are withholding access or information requested by the Merger Corporation or its Representatives in accordance with clauses (i) or (ii) of the first sentence of this Section 7.03, the Company shall give notice to the Merger Corporation of such fact and shall use reasonable best efforts to effect reasonable substitute virtual access or disclosure arrangements. Any investigation conducted pursuant to the access contemplated by this Section 7.03 shall be conducted in a manner that does not (A) unreasonably interfere with the conduct of the business of the Company and the Company Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or the Company Subsidiaries of their normal duties or (B) create a risk of damage or destruction to any property or assets of the Company or the Company Subsidiaries. Any access to the properties of the Company and the Company Subsidiaries will be subject to the Company’s or applicable Company Subsidiary’s reasonable security measures and insurance requirements. All requests for access pursuant to this Section 7.03 must be directed to specified Representatives of the Company from time to time.

(b)        All information obtained by the Merger Corporation or its Representatives pursuant to this Article VII shall be kept confidential in accordance with the confidentiality agreement, dated May 2, 2025 (the “Confidentiality Agreement”), between BCP FC Aggregator L.P. and the Company.

7.04          No Solicitation. (a) From and after the execution of this Agreement and for the remainder of the Pre-Closing Period, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives, and shall instruct (and use its reasonable best efforts to cause) its Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations that may be ongoing with any Person or its Representatives with respect to an Acquisition Proposal, and shall promptly request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. The Company and the Company Subsidiaries shall not modify, amend, terminate, waive, release or fail to enforce any provisions of any confidentiality agreement or any standstill provisions of any confidentiality agreement (or any similar provisions in any agreement) to which the Company or any of the Company Subsidiaries is a party relating to an Acquisition Proposal; provided that, notwithstanding anything in this Agreement to the contrary, prior to the Company’s receipt of the Company Stockholder Approvals, the Company and the Company Subsidiaries shall be permitted to modify, amend, terminate, waive, release or fail to enforce any provisions of any such confidentiality agreement or standstill provisions (or similar or related provisions or agreement), if the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have determined (after consultation with its outside legal counsel) that the failure to take such action is reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law.

(b)         Except as permitted by this Section 7.04, during the Pre-Closing Period, the Company agrees that neither it nor any Company Subsidiary or any of their respective Representatives will (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to or which would reasonably be expected to lead to the submission of, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Acquisition Proposal, except to notify such Person of the existence of this Section 7.04(b), (iii) except for an Acceptable Confidentiality Agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement relating to any Acquisition Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger (each, an “Acquisition Agreement”), (iv) approve, endorse or recommend any proposal that constitutes, or would reasonably be expected to lead to an Acquisition Proposal or (v) resolve or agree to do any of the foregoing; provided that, if, prior to the earlier to occur of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, the Company receives an Acquisition Proposal that did not result from a material breach of this Section 7.04 and the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal and a failure to take the actions contemplated by the following clauses (A) or (B) would be reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law, the Company and the Company Subsidiaries and their respective Representatives may, prior to the Company’s receipt of the Company Stockholder Approvals, (A) engage in discussions or negotiations regarding such Acquisition Proposal (or contact such Person to clarify the terms and conditions thereof and otherwise facilitate such Acquisition Proposal or assist such Person and such Person’s Representatives and financing sources) and (B) furnish information to, or afford access to the business, properties, assets, books, records or personnel, of the Company or any Company Subsidiary, in each case, with the Person making or renewing such Acquisition Proposal and its Representatives, so long as the Company and such Person have executed an Acceptable Confidentiality Agreement; provided, however, that (x) any such information or access has previously been made available to the Merger Corporation or shall be made available to the Merger Corporation prior to, or substantially concurrently with, the time such information is made available to such Person and (y) any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a direct competitor, supplier or customer of the

Company or any Company Subsidiary will be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data, as reasonably determined by the Company and the Special Committee, each with advice from its outside legal counsel.

(c)          From and after the date of this Agreement until the termination of this Agreement pursuant to Article IX, the Company shall promptly (and, in any event, within 24 hours) after receipt of any Acquisition Proposal, notify the Merger Corporation of the material terms of such Acquisition Proposal received by the Company, any Company Subsidiary or any of their respective Affiliates, and the identity of the Person or “group” making such Acquisition Proposal and shall provide the Merger Corporation with unredacted copies of any written requests, proposals or offers, including proposed agreements, and the material terms and conditions of any proposals or offers (or where no such copies are available, a reasonably detailed written description thereof). From and after the date of this Agreement until the termination of this Agreement pursuant to Article IX, the Company shall, and shall cause the Company Subsidiaries and their respective Affiliates to, keep the Merger Corporation reasonably informed of the status and terms of, and material changes in, any such Acquisition Proposal. Prior to the Company’s receipt of the Company Stockholder Approvals, the Company shall promptly (and, in any event, within 24 hours), following a determination by the Board (acting upon the recommendation of the Special Committee) or the Special Committee that an Acquisition Proposal is a Superior Proposal to the extent the Board or the Special Committee is permitted to do so pursuant to this Section 7.04, notify the Merger Corporation of such determination in writing (and, for the avoidance of doubt, following the Company’s receipt of the Company Stockholder Approvals, the Company, the Board and the Special Committee shall have no right to make such a determination).

(d)         Except as permitted by this Section 7.04, the Board and each committee of the Board (including the Special Committee) shall not, and shall not publicly propose to: (i) (A) withdraw or adversely qualify (or modify or amend in a manner adverse to the Merger Corporation) the Board Recommendation or the Special Committee Recommendation; (B) authorize, approve, adopt or recommend, or declare the advisability of, any Acquisition Proposal; or (C) take any action or make any recommendation or public statement in connection with any Acquisition Proposal that is a tender offer or exchange offer other than an unequivocal recommendation against such offer or a temporary “stop, look and listen” communication by the Board or the Special Committee of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Board, the Special Committee or the Company indicates that the Board Recommendation or the Special Committee Recommendation, as applicable, has not changed (any of the foregoing actions, an “Adverse Recommendation Change”), or (ii) cause or permit the Company or any of the Company Subsidiaries to enter into any Acquisition Agreement or otherwise resolve or agree to do so.

(e)          Notwithstanding anything in this Agreement to the contrary, until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, if in response to an Acquisition Proposal made after the date of this Agreement that has not been withdrawn and that did not result from a material breach of this Section 7.04, the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (in each case, after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal is a Superior Proposal, then (i) the

Board (acting upon the recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change or (ii) only in the case of such a determination by the Board (acting upon the recommendation of the Special Committee) or the Special Committee, the Company may terminate this Agreement pursuant to Section 9.01(e)(i) in order to enter into an Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 9.01(e)(i) unless the Company prior to, or concurrently with, such termination, pays, or causes to be paid, to the Merger Corporation the Company Termination Fee.

(f)          Prior to effecting an Adverse Recommendation Change to the extent permitted by Section 7.04(e) with respect to a Superior Proposal or terminating this Agreement pursuant to Section 9.01(e)(i) in order to enter into an Acquisition Agreement with respect to a Superior Proposal to the extent permitted by Section 7.04(e) and Section 9.01(e)(i), (i) the Company shall notify the Merger Corporation in writing that the Board or the Special Committee intends to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(e)(i), as applicable, (ii) the Company shall provide the Merger Corporation a summary of the material terms and conditions of such Superior Proposal (including the consideration offered therein and the identity of the Person or “group” making the Superior Proposal) and an unredacted copy of the Acquisition Agreement, (iii) if requested to do so by the Merger Corporation, for a period of four Business Days following delivery of such notice, the Company shall discuss and negotiate in good faith, and shall make its Representatives available to discuss and negotiate, with the Merger Corporation and its Representatives, any proposed modifications to the terms and conditions of this Agreement in such a manner that would obviate the need to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(e)(i), as applicable, and (iv) no earlier than the end of such four Business Day period, the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall determine in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by the Merger Corporation during such four Business Day period and in consultation with its outside legal counsel and financial advisors, that such Superior Proposal still constitutes a Superior Proposal (it being understood and agreed that any material changes to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a second notice to the Merger Corporation as provided above, but with respect to such second notice, references herein to a “four Business Day period” shall be deemed references to a “two Business Day period”; provided that such new notice shall in no event shorten the original four Business Day period).

(g)          Notwithstanding anything in this Agreement to the contrary, until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, but subject to the Company’s and the Board’s and the Special Committee’s compliance with Section 7.04(h), the Board (acting upon the recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change in response to an Intervening Event if the Board (upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change in response to such Intervening Event is reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law.

(h)          Prior to effecting an Adverse Recommendation Change with respect to an Intervening Event, (i) the Company shall notify the Merger Corporation in writing that it intends to effect an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change and the material facts and circumstances relating to such Intervening Event, (ii) if requested to do so by the Merger Corporation, for a period of four Business Days following delivery of such notice, the Company shall discuss and negotiate in good faith, and shall make its Representatives available to discuss and negotiate, with the Merger Corporation’s Representatives any proposed modifications to the terms and conditions of this Agreement in such a manner that would obviate the need to effect such Adverse Recommendation Change and (iii) no earlier than the end of such four Business Day period, the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall determine, after considering the terms of any proposed amendment or modification to this Agreement agreed upon by the Merger Corporation during such four Business Day period and in consultation with its outside legal counsel, that the failure to effect an Adverse Recommendation Change would still be reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law.

(i)          Nothing contained in this Agreement shall prevent the Company or the Board (acting upon the recommendation of the Special Committee) or the Special Committee from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or (ii) making a statement contemplated by Item 1012(a) of Regulation M-A under the Exchange Act or otherwise complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal. For the avoidance of doubt, a factually accurate public statement that only describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

(j)          For purposes of this Agreement:

(i)          “Acquisition Proposal” means any written proposal or offer (other than in respect of a Company Action undertaken at the Merger Corporation’s request), from any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Merger Corporation, relating to (A) any direct or indirect acquisition, in a single transaction or a series of related transactions, of (1) assets constituting 20% or more of the consolidated assets, revenue or net income of the Company and the Company Subsidiaries, taken as a whole (based on the fair market value thereof), including an acquisition of 20% or more of such consolidated assets, revenue or net income of the Company and the Company Subsidiaries indirectly through the acquisition of equity interests of a Company Subsidiary, or (2) 20% or more of the voting power of any class of equity securities of the Company; (B) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning, or having the right to acquire beneficial ownership of, 20% or more of the voting power of the Company; or (C) any merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries (other than any such transaction among the Company and the Company Subsidiaries) pursuant to which any such Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) would beneficially hold, directly or indirectly, more than 20% of the voting power of the Company or the surviving or resulting entity of such transaction or 20% or more of the consolidated assets, revenue or net income, of the Company and the Company Subsidiaries.

(ii)          “Intervening Event” means a material positive event, fact, development or occurrence (other than any event, fact, development or occurrence resulting from a breach of this Agreement by the Company) with respect to the Company and the Company Subsidiaries or the business of the Company and the Company Subsidiaries, in each case taken as a whole, that (a) is neither known, nor reasonably foreseeable (with respect to magnitude or material consequences), by the Board or the Special Committee, as applicable, as of or prior to the execution and delivery of this Agreement and (b) first occurs, arises or becomes known to the Board or the Special Committee after the execution and delivery of this Agreement and on or prior to the date of the Company Stockholder Approvals; provided that (A) any event, fact, development or occurrence that involves or relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto, (B) the fact that the Company meets or exceeds any internal or analysts’ expectations or projections, or (C) any changes or lack thereof after the date hereof in the market price or trading volume of the Shares, individually or in the aggregate, will not be deemed to constitute an Intervening Event (it being understood that, with respect to clauses (B) and (C), the underlying facts or occurrences giving rise to such meeting or exceeding of expectations or projections or such changes or lack thereof in market price or trading volume may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise excluded from this definition).

(iii)          “Superior Proposal” means any unsolicited bona fide Acquisition Proposal that is on terms that the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisors) and after taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal, (x) is reasonably capable of being consummated in accordance with its terms and (y) if consummated would result in a transaction more favorable to the Company’s stockholders, from a financial point of view, than the Merger and the Transactions (taking into account any proposed amendment or modification proposed by the Merger Corporation pursuant to Section 7.04(f)). For purposes of the reference to “Acquisition Proposal” in this definition, all references to “20%” shall be deemed to be references to “50%”.

7.05          Directors’ and Officers’ Indemnification and Insurance. (a) From and after the Effective Time, the Surviving Company and its Subsidiaries shall, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under all indemnification agreements between the Company or Company Subsidiary and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”). In addition, the certificate of incorporation and bylaws (or similar organizational documents) of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Company Charter or the Company Bylaws on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company or Company Subsidiary.

(b)        For a period of six years after the Effective Time, the Surviving Company shall to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer or director of the Company or Company Subsidiary, whether occurring on or before the Effective Time; provided that in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. To the fullest extent permitted by Law, the Surviving Company shall pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification. In the event of any such Action, the Surviving Company acknowledges that, to the extent consistent with the provisions in the Indemnified Parties’ indemnification agreements with the Company or Company Subsidiaries as of the date hereof that prevent the Company or Company Subsidiaries from assuming the defense of the Indemnified Parties where there may exist a conflict of interest between the relevant Indemnified Party and any other party or parties being jointly represented, the Indemnified Parties shall be entitled to continue to retain the respective outside counsel representing such Indemnified Parties as of the date hereof, and the Surviving Company shall not settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents thereto in writing. The rights of each Indemnified Party under this Section 7.05(b) shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws (or similar organizational documents) of the Company, the Company Subsidiaries or the Surviving Company, or under any Law or under any agreement of any Indemnified Party with the Company or Company Subsidiary.

(c)         Prior to the Effective Time, the Company shall obtain “tail” insurance policies with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred on or prior to the Effective Time on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date hereof for the six-year period following the Effective Time at a price not to exceed 350% of the aggregate annual premium most recently paid by the Company paid for such insurance (the “Maximum Amount”); provided that if the Merger Corporation can procure a “tail” policy on superior terms or on equivalent terms, but at a lower price, as compared to any such policy that may be procured by the Company, then the Merger Corporation may obtain such policy effective as of the Effective Time, in which case the Company shall not obtain any such policy. If the Company is unable to obtain the insurance required by this Section 7.05(c) because its cost exceeds the Maximum Amount, the Company shall obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount; provided that the Company shall reasonably cooperate and consult with the Merger Corporation prior to the purchase of any such tail policy. The Surviving Company shall maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder.

(d)        In the event the Surviving Company or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.05.

(e)       The provisions of this Section 7.05 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and his or her heirs and legal representatives, each of whom shall be a third-party beneficiary under this Section 7.05, effective as of the Closing.

(f)         The rights of the Indemnified Parties pursuant to this Section 7.05 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Company Charter and the Company Bylaws; (ii) the organizational documents of the Company Subsidiaries; (iii) any and all indemnification agreements entered into with the Company or any of the Company Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

7.06          Further Action. (a) Upon the terms and subject to the conditions set forth in this Agreement, the Merger Corporation and the Company agree to use reasonable best efforts to take, or cause to be taken (including by causing their respective Subsidiaries or stockholders who are natural persons or trusts to take), all actions necessary, proper or advisable to consummate, as promptly as reasonably practicable, the Transactions, including using reasonable best efforts to (i) obtain all authorizations, consents, Orders, approvals, licenses, permits, expirations or terminations of waiting periods, and waivers of, and giving all notices, reports and other filings to, all Governmental Authorities that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the consummation of the Transactions, including clearance under the HSR Act; provided, however, that the Company shall not be required to pay any filing fees to any such Governmental Authority in order to obtain any such authorization, consent, Order, approval, license, permit and waiver unless reimbursed pursuant to the penultimate sentence of this Section 7.06 and (ii) provide such other information to any Governmental Authority as such Governmental Authority may lawfully and reasonably request in connection herewith. Each party shall make its respective filing, if necessary, pursuant to the HSR Act as promptly as reasonably practicable following the date of this Agreement and execute and deliver any instruments necessary or advisable to promptly obtain such authorizations, consents, Orders, approvals, licenses, permits and waivers to consummate the Transactions. In addition, each party agrees to make, or cause to be made, as promptly as reasonably practicable following the date of this Agreement, appropriate filings, and notifications or draft submissions, pursuant to any other foreign Antitrust Law or Foreign Investment Law with respect to the Transactions. The parties shall supply as promptly as reasonably practicable thereafter to the appropriate Governmental Authorities any additional information and documentary material that may be requested related to the Transactions. The Merger Corporation will pay all filing fees to any Governmental Authority in order to make such filings or obtain any such authorizations, consents, Orders or approvals.

(b)         Without limiting the generality of the undertaking of the Merger Corporation pursuant to Section 7.06, and subject to Section 7.06(c) the Merger Corporation shall, and shall cause each of its Subsidiaries and its stockholders who are natural persons or trusts to take to use reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust Law or Foreign Investment Law that may be asserted by any Governmental Authority or any other Person so as to enable the parties hereto to consummate the Transactions as promptly as practicable and in any event prior to the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of the assets, properties or businesses to be acquired by the Merger Corporation pursuant hereto, and entering into such other arrangements, as are necessary in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding that would otherwise have the effect of materially delaying or preventing the consummation of the Transactions. In addition, the Merger Corporation shall defend any Action (including by defending through litigation) in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the other Transactions or which would prevent the consummation of the Merger prior to the Outside Date. Notwithstanding the foregoing, nothing in this Section 7.06 shall require the Company or any Company Subsidiary to take or agree to take, or refrain from taking, any action with respect to its assets, properties, businesses or operations (including any action described in this Section 7.06(b)) unless such action is conditioned upon consummation of the Merger and the other Transactions required to be consummated at the Closing.

(c)        Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.06 or any other provision of this Agreement shall require the Merger Corporation or any of its Affiliates to take or agree to take, or to refrain from taking, any action contemplated by this Section 7.06, with respect to any Affiliates of the Merger Corporation (including Blackstone Inc. (“Blackstone”)), or any investment funds or investment vehicles affiliated with, or managed or advised by, Blackstone, or any portfolio company (as such term is commonly understood in the private equity industry) or direct or indirect investment of Blackstone or of any investment fund or investment vehicle, or any interest therein, other than with respect to the Company or the Company Subsidiaries or the business, operations or ownership of any of the Company or the Company Subsidiaries; provided, however, that nothing in this Section 7.06(c) shall qualify or limit in any respect the obligations of the Merger Corporation to (and to cause its Subsidiaries to) make any necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, Governmental Authorities as otherwise required by this Section 7.06.

(d)        The Merger Corporation shall not enter into any transaction or agreement to effect any transaction (including any acquisition, purchase, merger, consolidation or other transaction) that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to: (i) consummate the Merger and the Closing; (ii) obtain the authorizations, consents, Orders and approvals required under any other Antitrust Law or Foreign

Investment Law applicable to the Transactions; or (iii) avoid the entry of, avoid the commencement of litigation seeking the entry of, or effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the Transactions.

(e)         Subject to applicable Laws, the Company and the Merger Corporation shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating thereto and (ii) keep each other reasonably apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Transactions and shall permit the other parties to review in advance (and to consider in good faith any comments made by the other party in relation to) any proposed material communication by such party to any Governmental Authority relating to such matters. None of the parties to this Agreement shall agree to participate in any meeting, telephone call or discussion with any Governmental Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other parties a reasonable amount of time in advance and, unless prohibited by such Governmental Authority or applicable Law, gives the other parties the opportunity to attend and participate at such meeting, telephone call or discussion. The parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, if available. The parties shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that each party may, as it deems advisable and necessary, reasonably designate any competitively sensitive materials provided to the other party as “Outside Counsel Only Material” and may redact the materials as necessary to (i) remove references concerning the valuation of the Company, (ii) comply with contractual arrangements and (iii) address reasonable attorney-client or other privilege or confidentiality concerns.

7.07          Obligations of the Merger Corporation. (a) From the date of this Agreement until the Effective Time, the Merger Corporation shall not (i) expend funds other than in connection with the Transactions and the payment of related expenses, (ii) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock or (iii) engage in any activity of any nature except any activity related to the Transactions or activities reasonably ancillary thereto.

(b)        Promptly following the execution and delivery of this Agreement, the Merger Corporation shall deliver to the Company a true and correct copy of the Continuing Stockholders Consent.

7.08          Public Announcements. The initial press release relating to this Agreement shall be a press release issued by the Company, the text of which has been agreed to by each of the Merger Corporation and the Company. Thereafter, except with respect to any release of public statement expressly permitted by and in accordance with Section 7.04 or relating to a termination pursuant to Section 9.01 or Section 9.03, each of the Merger Corporation and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the rules or regulations of Nasdaq or any United States national securities exchange on which the Shares are then traded, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any press release or making any such public statements. Notwithstanding the foregoing or the terms of the Confidentiality Agreement, each party hereto may, without such consultation, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with or to the SEC, so long as such statements are consistent in all respects with previous press releases, public disclosures or public statements made jointly by the parties hereto (or individually in accordance with this Section 7.08). Notwithstanding the foregoing, the Merger Corporation and its Affiliates may, without such consultation or consent, make disclosures and communications (a) to existing or prospective general and limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, and (b) on such Person’s website in the ordinary course of business so long as such statements are consistent in all respects with previous press releases, public disclosures or public statements made jointly by the parties hereto (or individually) in accordance with this Section 7.08.

7.09          Stock Exchange De-Listing. The Merger Corporation shall use reasonable best efforts to cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time and, prior to the Effective Time, the Company shall reasonably cooperate with the Merger Corporation to accomplish the foregoing and shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the de-listing by the Company of the Company Class A Common Stock from Nasdaq and the deregistration of the Company Class A Common Stock under the Exchange Act promptly after the Effective Time.

7.10          Stockholder Litigation. Prior to the Effective Time, the Company shall notify the Merger Corporation promptly of the commencement of any stockholder litigation brought or threatened in writing against the Company, any of its Subsidiaries or any of their respective directors or officers relating to the Transactions (“Transaction Litigation”) and shall promptly advise the Merger Corporation of any material developments with respect to and keep the Merger Corporation reasonably informed with respect to the status thereof. Prior to the Effective Time, the Company, acting at the direction of the Special Committee, shall be entitled to direct and control the overall defense, negotiation and settlement of any such Transaction Litigation; provided that the Company shall (a) give the Merger Corporation the right to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation and (b) reasonably consult with the Merger Corporation with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company, acting at the direction of the Special Committee, shall not, and shall cause its Representatives not to, settle any Transaction Litigation without the Merger Corporation’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Following the Effective Time, the Company shall have exclusive control and authority over the defense, negotiation, settlement, or other resolution of any Transaction Litigation, without any obligation to obtain consent from, provide notice to, consult with, or otherwise comply with any formalities involving the Special Committee or its Representatives that were required or contemplated by this Agreement prior to the Effective Time under this Section 7.10; provided that, the Company’s Representatives named as defendants in Transaction Litigation (including any member of a committee of the Company, such as the Special Committee) shall have the right to manage their own defense (including the negotiation of, and entry into, any settlement, provided that entering into such settlement shall be subject to the Merger Corporation’s prior written consent (not to be unreasonably withheld, conditioned or delayed)) of any Transaction Litigation in consultation with the Company.

7.11         Takeover Laws; Section 16 Matters. If any “fair price”, “moratorium”, “control share acquisition”, “interested shareholder” or other anti-takeover Law is, becomes, may become or is deemed to be applicable to this Agreement, the Transactions or the Voting Agreement, then the Board and the Special Committee shall grant such approvals and take such reasonable actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws inapplicable to the foregoing. Prior to the Effective Time, the Company, including the 16b-3 committee of the Board, shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that all transactions in equity securities of the Company (including any derivative securities) pursuant to the Merger and the other transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16(a) of the Exchange Act (or any other persons who may be deemed subject to Section 16(a) of the Exchange Act as a “director by deputization”) are exempt under Rule 16b-3 promulgated under the Exchange Act.

7.12          Financing Cooperation. (a) Prior to the Closing, the Company shall, and shall use its reasonable best efforts to cause the Company Subsidiaries, and the Company’s and the Company Subsidiaries’ respective Representatives to, provide such reasonable cooperation as is customary and reasonably requested by the Merger Corporation in connection with the obtaining and arranging debt financing (if any) in connection with the Merger (any such financing, the “Debt Financing”) and the incurrence of indebtedness under the Company Credit Agreement at the Closing. Without limiting the generality of the foregoing, such reasonable best efforts in any event shall include:

(i)          taking customary corporate actions reasonably requested by the Merger Corporation to authorize the Definitive Financing Agreements and otherwise permit the consummation of any Debt Financing and the incurrence of indebtedness under the Company Credit Agreement at the Closing and to permit the proceeds thereof to be made available to the Company; provided that no such corporate action shall become effective until the Effective Time (except for a customary borrowing notice in respect of the incurrence of indebtedness under the Company Credit Agreement at the Closing to the extent required to be delivered prior to the Closing and conditioned upon the consummation of the Closing) nor shall any such corporate action require that the Company incur any costs or refinance any of its existing Indebtedness;

(ii)         participating in a reasonable number of meetings (including meetings with prospective Debt Financing Sources), presentations, due diligence sessions and sessions with rating agencies, at reasonable and mutually agreed times and with reasonable advance notice;

(iii)        to the extent required to satisfy a condition precedent to the initial funding of any Debt Financing, facilitating the pledging of, and perfection of security interests in, collateral, effective no earlier than the Effective Time;

(iv)        furnishing the Merger Corporation and the Debt Financing Sources as promptly as reasonably practicable following the delivery of a request therefor to the Company by the Merger Corporation (which notice shall state with specificity the information requested) such financial and other information regarding the Company and the Company Subsidiaries as is customarily required in connection with the execution of financings of a type similar to the applicable Debt Financing;

(v)        in each case, following the Merger Corporation’s reasonable request, assisting the Merger Corporation in the preparation of (A) confidential information memoranda (including a version that does not include material non-public information) and other customary marketing materials required in connection with financings similar to the applicable Debt Financing (it being understood and agreed that the Company shall not be responsible for any projections or pro forma financial statements) and (B) materials for rating agency presentations;

(vi)        providing (A) customary authorization and representation letters to the Debt Financing Sources with respect to marketing materials from a senior officer of the Company (which authorization and representation letters will become effective before the Effective Time) and (B) a customary certificate addressing Solvency matters from Company management substantially in the form attached to the Company Credit Agreement as Exhibit E-2;

(vii)      if requested by the Merger Corporation, providing (A) at least four Business Days prior to the Closing Date, all documentation and other information regarding the Company and the Company Subsidiaries as the Debt Financing Sources reasonably determine is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, to the extent requested by the Merger Corporation in writing at least eight Business Days prior to the anticipated Closing Date and (B) to the extent the borrower under any Debt Financing or the Company qualifies as a “legal entity customer” under 31 C.F.R. §1010.230, certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification;

(viii)      assisting reasonably in the preparation, execution and delivery of necessary and customary Definitive Financing Agreements in connection with any Debt Financing or other certificates or documents as may reasonably be requested by the Merger Corporation, in each case, to be effective as of Closing; and

(ix)       to the extent required by any debt commitment letter entered into in respect of any Debt Financing, using reasonable best efforts to ensure that the syndication efforts with respect to the Debt Financing benefit materially from the existing lending and investment banking relationships of the Company,

it being understood and agreed that (x) such cooperation shall not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates and (y) the provisions set forth in this Section 7.12(a) collectively represent the sole obligation of the Company and its Affiliates with respect to any Debt Financing and no other provision of this Agreement (including the exhibits and schedules hereto) or any debt commitment letter entered into in respect of any Debt Financing will be deemed to expand such obligations. All non-public or otherwise confidential information regarding the Company or its Affiliates obtained by the Merger Corporation or its Representatives pursuant to this Section 7.12 shall be kept confidential in accordance with the Confidentiality Agreement, including any joinder or other agreement entered into in connection therewith (or under customary confidentiality undertakings in the context of customary syndication practices for debt financings of the type contemplated by any debt commitment letter entered into in respect of any Debt Financing). The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with any Debt Financing; provided that such logos are used solely in a manner that is reasonable and customary and that is not reasonably likely to harm or disparage the Company or the Company Subsidiaries in any respect.

(b)          Notwithstanding anything herein to the contrary, (i) no directors or managers of the Company or its Affiliates (other than any director or manager who is continuing as a director or manager of any of the Company or the Company Subsidiaries following the consummation of the Transactions) shall be required to pass resolutions or consents to approve or authorize the execution or delivery of any Debt Financing or to execute, deliver or enter into, or perform any agreement, certificate, arrangement, document or instrument with respect to any Debt Financing (other than the documents to be delivered pursuant to Section 7.12(a)(vi)(A)), including definitive agreements with respect to any such Debt Financing, the “Definitive Financing Agreements”), (ii) no obligation of the Company, its Affiliates or any of their respective Representatives undertaken pursuant to the foregoing shall be effective until the Closing (other than the authorization and representation letters to be delivered pursuant to Section 7.12(a)(vi)(A)) and (iii) none of the Company, its Affiliates or any of their respective Representatives shall be required to (A) pay any commitment or other similar fee in connection with any Debt Financing or incur any other cost or expense that is not promptly reimbursed by the Merger Corporation in connection with any Debt Financing, (B) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company and its Affiliates, (C) take any actions that would conflict with or violate the Company or its Affiliates’ organizational documents or any Laws, or that would reasonably be expected to result in a violation or breach of, or default under, any material Contract to which any of them are a party or by which any of their assets are bound, (D) give to any other Person any indemnities in connection with any Debt Financing that are effective prior to the Closing or (E) take any actions that would cause any representation or warranty in this Agreement to be breached or that would cause any closing condition set forth in Article VIII to fail to be satisfied or that would otherwise cause a breach of this Agreement. Nothing contained in this Section 7.12 or otherwise shall require the Company or its Affiliates to be an issuer or other obligor with respect to any Debt Financing prior to the Effective Time.

(c)         At the Merger Corporation’s request, from time to time prior to the Closing the Company shall, including by (i) causing the Company Subsidiaries to repatriate or distribute cash to the Company (subject to compliance with applicable Law) and (ii) causing the applicable Company Subsidiaries to borrow indebtedness (including any draws under the revolving credit facility) under the Company Credit Agreement, and in each case, reserve and set aside in an escrow account (or pursuant to other segregation arrangements satisfactory to the Company, acting at the direction of the Special Committee in its sole discretion), solely for the purpose of funding the Merger Consideration (including by being deposited into the Payment Fund pursuant to the procedures set forth in Section 3.02(a)), an amount of cash on hand at the Company designated by the Merger Corporation (the aggregate reserved amounts from time to time, the “Reserved Amounts”). The Reserved Amounts shall be invested by the escrow agent (or other Person maintaining the applicable segregation arrangements) as directed by the Company in consultation with the Merger Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States, in commercial paper obligations rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing. Notwithstanding the foregoing, neither the Company nor any Company Subsidiary shall be required to or shall (without the Special Committee’s written consent) reserve and set aside any amounts as Reserved Amounts or take any other action pursuant to this Section 7.12(c) if and to the extent any such action (A) prior to the time that that the definitive Proxy Statement and the Schedule 13e-3 are mailed, any such reservation (x) would result in the Company and the Company Subsidiaries organized in the United States holding less than $60,000,000 in Available Cash or (y) would result in the Company and the Company Subsidiaries holding less than $150,000,000 in Available Cash, (B) after the time that that the definitive Proxy Statement and the Schedule 13e-3 are mailed, any such reservation (x) would result in the Company and the Company Subsidiaries organized in the United States holding less than $40,000,000 in Available Cash or (y) would result in the Company and the Company Subsidiaries holding less than $100,000,000 in Available Cash or (C) would result in the Company or any applicable Company Subsidiary being in breach or violation of, or default under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any material Lien on the properties or assets of the Company or any Company Subsidiary pursuant to, any Contract or applicable Law.  Notwithstanding anything in this Agreement to the contrary, any breach or inaccuracy of any representation of warranty that results from, or arises out of, any action undertaken pursuant to this Section 7.12(c) at the request of the Merger Corporation (including the funding of any Reserved Amounts) shall be disregarded for purposes of determining the accuracy of the representations and warranties of the Company pursuant to Section 8.02(a).

(d)          At the Merger Corporation’s request, the Company shall use its reasonable best efforts to amend the Credit Agreement to provide that the incurrence of indebtedness under the revolving credit facility under the Company Credit Agreement in connection with funding the Required Amount as of Closing shall not be subject to conditions more onerous (in the reasonable judgment of the Merger Corporation) than those set forth in Annex A; provided that in connection therewith the Company shall not be required to pay any commitment or other similar fee or incur any other cost or expense that is not promptly reimbursed by the Merger Corporation or conditioned upon the Closing other than fees that are reasonable and customary for transactions such as such an amendment.

(e)         The Merger Corporation shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses incurred by the Company, the Company Subsidiaries, their respective Affiliates or their respective Representatives in connection with their cooperation and shall indemnify and hold harmless the Company, the Company Subsidiaries, their respective Affiliates and their respective Representatives for and against any and all liabilities, losses, obligations, damages, costs and expenses of any kind (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due and whether in contract, tort, strict liability or otherwise) suffered or incurred by them in connection with the arrangement of any financing, any alternative financing, any action taken by them pursuant to Section 7.12(a) and any information utilized in connection therewith (other than written information provided by the Company to the Merger Corporation for use in connection with any Debt Financing), except to the extent resulting from the gross negligence, fraud or willful misconduct of the Company or the Company Subsidiaries or their respective Representatives.

(f)         The Merger Corporation acknowledges and agrees that it is not a condition to the Closing or to any of the other obligations under this Agreement that the Merger Corporation obtains any financing.

7.13          Equity Financing.  The Merger Corporation shall, and shall cause each of its Affiliates to, use its reasonable best efforts to obtain and consummate the Equity Financing at or prior to the Effective Time on the terms described in, and subject only to the conditions expressly set forth in, the Equity Commitment Letter delivered to the Company on or prior to the date hereof, including using its reasonable best efforts to maintain in full force and effect the Equity Commitment Letter. Without limiting the generality of the foregoing, in the event that all conditions contained in the Equity Commitment Letter have been satisfied (or upon funding will be satisfied) and the Equity Financing is not voluntarily reduced in its entirety in accordance with this Section 7.13, the Merger Corporation shall, and shall cause the Equity Investors to, fund at, prior to or concurrently with the Effective Time, the Equity Financing and to pay the Required Amount (or applicable portion thereof) at, prior to or concurrently with the Effective Time. The Merger Corporation shall use its reasonable best efforts to comply with its obligations, and enforce its rights, under the Equity Commitment Letter in a timely and diligent manner. The Merger Corporation shall not, without the prior written consent of the Company, (A) permit any amendment, assignment, supplement or other modification to, or any waiver of any provision or remedy under, restate, substitute or replace, the Equity Commitment Letter if such amendment, assignment, supplement, modification, waiver, restatement, substitution or replacement would reasonably be expected to (1) (x) adversely impact the ability of the Merger Corporation to enforce its rights against the Equity Investors in any respect as so amended, assigned, replaced, restated, substituted, supplemented or otherwise modified, relative to the ability of the Merger Corporation to enforce its rights against such party as in effect on the date hereof, (y) add new (or expand, amend, or otherwise modify any existing) conditions to the receipt of any Equity Financing or otherwise adversely affect (including with respect to timing) the ability or likelihood of the Merger Corporation to timely consummate the Merger at the Closing or any of the Transactions or (z) make the timely funding of any Equity Financing or satisfaction of the conditions to obtaining the Equity Financing less likely to occur, (2) reduce the amount of the Equity Financing unless (x) such reduction is less than or equal to the aggregate Reserved Amounts and (y) if such reduction were documented as an amendment to the Equity Commitment Letter, the representations and warranties set forth in Section 5.07 would continue to be true and correct and this Section 7.13 would continue to be complied with as of the date of such deemed amendment or (3) prevent, impede, impair or delay the consummation of the Merger and the Transactions or obtaining the Equity Financing in an amount that, taken together with any Reserved Amounts, would at least equal the Required Amount, (B) terminate the Equity Commitment Letter, (C) take or fail to take any action or enter into any transaction that would reasonably be expected to impede, impair, delay or prevent the timely consummation of the Equity Financing contemplated by the Equity Commitment Letter or (D) adversely affect the ability of the Merger Corporation to enforce its rights against the Equity Investors. In the event any such amendment, assignment, supplement, modification, waiver, restatement, substitution or replacement of the Equity Financing in accordance with this Section 7.13 is effected, any reference in this Agreement to the term (I) the “Equity Commitment Letter” will be deemed to mean the Equity Commitment Letter as so amended, supplemented, modified, waived or replaced and (II) the “Equity Financing” will be deemed to mean the equity financing contemplated by the Equity Commitment Letter.

7.14          FIRPTA Certificate. The Company shall deliver to the Merger Corporation at or prior to the Closing a certification of the Company prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c) dated as of the Closing Date and signed by a responsible corporate officer of the Company certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2); provided, however, that the Merger Corporation’s sole recourse with respect to the failure to provide the certificate or notice under this Section 7.14 shall be to deduct and withhold (or cause such deduction or withholding to occur) amounts required to be deducted or withheld as a result of such failure from the consideration otherwise payable pursuant to this Agreement to any Person in accordance with Section 3.09.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.01          Conditions to the Obligations of Each Party. The obligations of the Company and the Merger Corporation to consummate the Merger shall be subject to the satisfaction (or written waiver by the Company and the Merger Corporation, if permissible by Law), at or prior to the Effective Time, of each of the following conditions:

(a)          Company Stockholder Approvals. The Company Stockholder Approvals shall have been obtained at the Stockholders Meeting.

(b)       No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, whether temporary, preliminary or permanent, that is in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Merger.

(c)          HSR Act. Any required waiting periods (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have terminated or expired.

8.02          Conditions to the Obligations of the Merger Corporation. The obligations of the Merger Corporation to consummate the Merger are subject to the satisfaction or waiver by the Merger Corporation (where permissible), at or prior to the Effective Time, of the following additional conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.02(a) and Section 4.02(c) (Capitalization) shall be true and correct in all respects as of the Closing Date, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than for inaccuracies that are individually or in the aggregate de minimis relative to the total fully diluted equity capitalization of the Company; (ii) the representations and warranties of the Company set forth in Section 4.08(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date); (iii) the representations and warranties of the Company set forth in Section 4.01(a) (Organization and Qualification), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.05 (Vote Required), Section 4.06 (Anti-Takeover Provisions) and Section 4.14 (Brokers) shall be true and correct in all material respects as of the Closing Date (it being understood that for this purpose all references to the term “Material Adverse Effect” and other qualifications based on the word “material,” set forth in any such representations and warranties shall be disregarded), as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date); and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the Closing Date, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than, in the case of this clause (iv), for such failures to be true and correct that would not have a Material Adverse Effect (it being understood that for the purpose of this clause (iv) all references to the term “Material Adverse Effect” and other qualifications based on the word “material”, set forth in any such representations and warranties shall be disregarded).

(b)        Agreements and Covenants. The Company shall have performed or complied with the covenants, agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Effective Time in all material respects.

(c)          Material Adverse Effect. Since the date of the Agreement, no Material Adverse Effect shall have occurred and be continuing.

(d)        Officer Certificate. The Company shall have delivered to the Merger Corporation a certificate, dated as of the Closing Date, signed by an executive officer of the Company, certifying that the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied.

8.03          Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company (where permissible), at or prior to the Effective Time, of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of the Merger Corporation set forth in this Agreement shall be true and correct in all respects as of the Closing Date, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than for such failures to be true and correct that would not, individually or in the aggregate, have a Merger Corporation Material Adverse Effect

(b)         Agreements and Covenants. The Merger Corporation shall have performed or complied with the covenants, agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Effective Time in all material respects.

(c)         Officer Certificate. The Merger Corporation shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an executive officer of the Merger Corporation, certifying that the conditions specified in Section 8.03(a) and Section 8.03(b) have been satisfied.

ARTICLE IX

TERMINATION

9.01          Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time only as follows (notwithstanding any prior adoption of this Agreement by the stockholders of the Company, except for Section 9.01(e)(i) and Section 9.01(f), which may not be utilized after receipt of the Company Stockholder Approvals):

(a)          by mutual written consent of each of the Company (acting with the prior approval of the Special Committee) and the Merger Corporation;

(b)          by either the Company (acting with the prior approval of the Special Committee) or the Merger Corporation if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law permanently restraining, enjoining, prohibiting or making illegal the consummation of the Merger and such Law shall have become final and nonappealable;

(c)         by either the Company (acting with the prior approval of the Special Committee) or the Merger Corporation if the Effective Time shall not have occurred on or before December 8, 2025 (as such date may be extended by the mutual written consent of the Company (acting with the prior approval of the Special Committee) and the Merger Corporation, the “Outside Date”); provided, the right to terminate this Agreement under this Section 9.01(c) shall not be available to a party if such party’s or its Subsidiaries’ breach of any representations or warranties or failure to satisfy any agreements or covenants under this Agreement primarily caused or resulted in the failure of the Effective Time to occur on or before such date;

(d)          by the Merger Corporation if:

(i)          the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have effected an Adverse Recommendation Change; or

(ii)         any breach or inaccuracy of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that (A) would cause any of the conditions set forth in Section 8.02(a) or Section 8.02(b) not to be satisfied and (B) such breach or inaccuracy is not capable of being cured or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by the Merger Corporation to the Company and (ii) one Business Day prior to the Outside Date; provided that the Merger Corporation is not then in material breach of this Agreement;

(e)          by the Company (acting with the prior approval of the Special Committee) if:

(i)         prior to the delivery of the Company Stockholder Approvals, the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines to enter into an Acquisition Agreement with respect to a Superior Proposal; provided that (A) prior to, or concurrently with, such termination the Company pays the Company Termination Fee and (B) the Company substantially contemporaneously enters into such Acquisition Agreement; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(e)(i) if (x) the Company Stockholder Approvals have been obtained or (y) the Company has materially breached Section 7.04;

(ii)          any breach or inaccuracy of any representation or warranty or failure to perform any covenant or agreement on the part of the Merger Corporation set forth in this Agreement shall have occurred that (A) would cause any of the conditions set forth in Section 8.03(a) or Section 8.03(b) not to be satisfied and (B) such breach or inaccuracy is not capable of being cured or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by the Company to the Merger Corporation and (ii) one Business Day prior to the Outside Date; provided that the Company is not then in material breach of this Agreement; or

(iii)         if (A) all of the conditions set forth in Section 8.01 and Section 8.02 have been and then are satisfied or, to the extent permitted by Law, waived by the Merger Corporation (other than those conditions that by their nature cannot be satisfied other than at the Closing, provided that such conditions to be satisfied at the Closing would be capable of satisfaction as of the date of the notice referenced in clause (B) below if the Closing were to occur on the date of such notice), (B) on or after the date the Closing should have occurred pursuant to Section 2.02, the Company has irrevocably delivered written notice to the Merger Corporation to the effect that all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or, to the extent permitted by Law, waived by the Merger Corporation (other than those conditions that by their nature cannot be satisfied other than at the Closing, provided that such conditions to be satisfied at the Closing are capable of being satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company is prepared to consummate the Closing and (C) the Merger Corporation fails to consummate the Closing within two Business Days after delivery of the notice referenced in the preceding clause (B); or

(f)          by either the Merger Corporation or the Company if the Company Stockholder Approvals shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the approval of this Agreement was taken; provided that the Merger Corporation shall not have the right to terminate this Agreement pursuant to this Section 9.01(f) if any Continuing Stockholder has breached Section 1.1 of the Voting Agreement in any material respect.

9.02         Notice of Termination; Effect of Termination. (a) A terminating party shall provide written notice of termination to the other party hereto specifying with reasonable particularity the reason for such termination, and any such termination in accordance with Section 9.01 shall be effective immediately upon delivery of such written notice to the other party hereto.

(b)          In the event of termination of this Agreement by any party as provided in Section 9.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (i) this Section 9.02, Section 7.03(b), Section 7.12(e), Section 9.03 and Article X shall remain in full force and effect in accordance with their respective terms and to the extent provided thereunder and (ii) nothing herein shall relieve any party from liability for any fraud or Willful and Material Breach of this Agreement prior to such termination.

9.03          Fees and Expenses. Unless specified otherwise herein, all expenses incurred in connection with this Agreement, the Transactions, the solicitation of stockholder approvals and all other matters related to the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement.

(a)          If this Agreement shall be validly terminated (i) by the Merger Corporation pursuant to Section 9.01(d)(i) or (ii) by the Company pursuant to Section 9.01(e)(i), then the Company shall pay to the Merger Corporation in immediately available funds an amount equal to $39,000,000 (the “Company Termination Fee”) (x) with respect to the preceding clause (i), within two Business Days after the date of the termination of this Agreement by the Merger Corporation or (y) with respect to the preceding clause (ii), prior to, or concurrently with, the termination of this Agreement by the Company.

(b)       Notwithstanding anything to the contrary set forth in this Agreement (including this Article IX), the Company expressly acknowledges and agrees that (i) the Company’s right to seek specific performance or other equitable relief solely in accordance with, and subject to the limitations in, this Agreement (including Section 10.08) and the Equity Commitment Letter and (iii) the Company’s right to bring any claims or otherwise pursue any Action under the Confidentiality Agreement or the Voting Agreement shall constitute the sole and exclusive remedies of (A) the Company, (B) the Company Subsidiaries or (C) their respective

Affiliates or (D) any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against (w) the Merger Corporation, (x) the Equity Investors, (y) their respective Affiliates or (z) any of their respective Affiliates’ respective former, current or future directors, officers, employees, general or limited partners, mangers, members, direct or indirect equityholders, controlling persons, attorneys, assignees, agents, representatives or representatives of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, or any financial institution which provides or is committed to provide financing in connection with the transactions contemplated by this Agreement or any of their respective Affiliates (collectively, the “Merger Corporation Related Parties”), for, or with respect to, this Agreement, the Equity Commitment Letter, any debt commitment letter entered into in respect of any Debt Financing, the Confidentiality Agreement, the Voting Agreement or the transactions contemplated hereby or thereby (including any breach thereof by the Merger Corporation), the termination of this Agreement, the failure to consummate the Closing or any claims or actions under applicable Law arising out of any such breach, termination or failure and none of the Company Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any such losses or damages (including in respect of any oral representation made or alleged to be made in connection herewith). Nothing in this Section 9.03(b) will preclude any liability of the Debt Financing Sources to the Company (following the Closing) or the Merger Corporation under the definitive agreements relating to any Debt Financing or limit the Company (following the Closing) or the Merger Corporation from seeking to recover any such damages or obtain equitable relief from or with respect to any Debt Financing Source pursuant to the definitive agreements relating to any Debt Financing. Notwithstanding anything to the contrary herein, in no event will any Merger Corporation Related Party or any other Person have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(c)       The parties hereto acknowledge and agree that the agreements contained in this Section 9.03 are an integral part of the Transactions, and that, without these agreements, the parties hereto would not enter into this Agreement. Each of the parties hereto further acknowledges that the payment of the Company Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate the Merger Corporation in the circumstances in which such Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be required to pay the Company Termination Fee more than once (even though such payment may be payable under one or more provisions).

ARTICLE X

GENERAL PROVISIONS

10.01          Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided, however, that this Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

10.02          Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service (with proof of delivery), or by email (with confirmation by return email) to the respective parties hereto at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)          if to the Merger Corporation or the Company after the Effective Time:

c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Attention:	Amit Dixit
Mukesh Mehta
Amit Dalmia
Email:	[REDACTED]
[REDACTED]
[REDACTED]

and

Bryce Maddock
[REDACTED]

and

Jaspar Weir
[REDACTED]

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Anthony Vernace
Michael Chao
Email:	avernace@stblaw.com
michael.chao@stblaw.com

if to the Company prior to the Effective Time:

TaskUs, Inc.
1650 Independence Drive, Suite 100
New Braunfels, Texas 78132
Attention:	Balaji Sekar
Claudia Walsh
Email:	[REDACTED]
[REDACTED]

with a copy to:

Cravath, Swaine and Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
Attention:	Faiza Saeed
Claudia Ricciardi
Email:	fsaeed@cravath.com
cricciardi@cravath.com

10.03          Interpretation and Rules of Construction. When a reference is made in this Agreement to an Annex, an Exhibit, an Article or a Section, such reference shall be to an Annex, an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to the Merger Corporation, if such documents, materials or information were at least the day prior to the date hereof (a) disclosed in a SEC Document filed and publicly available or (b) otherwise provided by or on behalf of the Company in writing to the Merger Corporation or its Representatives. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated, and any Law referred to herein shall be deemed to also refer to all rules and regulations promulgated thereunder. All accounting terms used and not defined herein have the respective meanings given to them under GAAP, except to the extent otherwise specifically indicated or that the context otherwise requires.  References to a Person are also to its successors and permitted assigns. If the last day of a period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement is not a Business Day, the period shall end on the immediately following Business Day. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement; if an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require. Decisions made in a party’s “sole discretion” may be taken for any reason or no reason. All references herein to “financing sources” of the Merger Corporation shall include (x) the Continuing Stockholders and (y) any holder of Continuing Shares pursuant to clause (ii) of the definition thereof and such holder’s Affiliates (and, for the avoidance of doubt, shall exclude the Company or any Company Subsidiary that may provide (or contribute to the provision of) Reserved Amounts). Any consent under this Agreement delivered by a Continuing Stockholder will be deemed to be a consent delivered by the Merger Corporation hereunder.

10.04          Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party; provided that the parties intend that the remedies and limitations thereon (including limitations on remedies in Section 10.08, Section 10.14 and the other limitations on the liabilities of the Merger Corporation Related Parties) contained in Article IX and Article X be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable or subject to modification pursuant to the following sentence in any manner that increases any Merger Corporation Related Party’s liability or obligations hereunder or under the Equity Financing. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced (except those referenced in the immediately preceding proviso), the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.05        Entire Agreement. This Agreement, taken together with the Company Disclosure Letter, the Confidentiality Agreement (together with any joinders or other agreements entered into in connection therewith), the Voting Agreement and the Equity Commitment Letter, constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER THE MERGER CORPORATION NOR ANY OF ITS REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE

NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS.

10.06          Assignment. Neither this Agreement nor any of the parties’ respective rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other party hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding sentence, any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

10.07         Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (a) the provisions of Section 7.05 (which are for the benefit of the Persons covered thereby and may be enforced by such Persons after the Effective Time), (b) after the Effective Time occurs, for the rights of the holders of Shares to receive the Merger Consideration to which they are entitled in accordance with the terms and conditions of this Agreement, and (c) the rights of the Non-Recourse Parties set forth in Section 10.14.

10.08        Specific Performance. (a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in Law, equity or otherwise, including monetary damages) to (i) an Order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. The parties hereto agree not to assert that a remedy of specific performance against a party hereto is unenforceable, invalid, contrary to Law or inequitable on the basis that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law.

(b)          Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.08, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties acknowledge and agree that the right of specific performance contemplated by this Section 10.08 is an integral part of the Transactions, including the Merger, and without that right, neither the Company nor the Merger Corporation would have entered into this Agreement.

(c)         Notwithstanding anything herein or otherwise to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to specific performance to cause the Merger Corporation to consummate the Transactions and cause the Equity Investors to provide the Equity Financing if, and only if, (i) all of the conditions set forth in Section 8.01 and Section 8.02 have been and then are satisfied or, to the extent permitted by Law, waived by the Merger

Corporation (other than those conditions that by their nature cannot be satisfied other than at the Closing, provided that such conditions to be satisfied at the Closing would be capable of satisfaction) and (ii) the Company has irrevocably confirmed in a written notice that (x) all conditions set forth in Section 8.03 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing) or that it would be willing to waive any unsatisfied conditions in Section 8.03 and (y) it is ready, willing and able to consummate the Closing if specific performance is granted.

(d)         Notwithstanding anything to the contrary to this Agreement, in the event that the Company initiates a proceeding seeking an injunction, specific performance or other equitable relief pursuant to this Section 10.08, no party shall object to any application to the court setting forth an expedited timeline to hear and determine such action or assert that the amount of time pending until the Outside Date provides a basis for the court not to hear and determine such action as expeditiously as reasonably practicable.

10.09          Governing Law. (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the principles of conflicts of law that would cause the application of law of any jurisdiction other than those of the State of Delaware.

(b)        The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, however, that, if such court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any federal or state court located in the State of Delaware. Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 10.02; and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above named courts.

10.10          Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY DEBT FINANCING OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS

APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11         Amendment. This Agreement may be amended, by written agreement of the parties hereto, at any time prior to the Effective Time; provided that, with respect to the Company, the Special Committee has approved such amendment; provided further, that prior to the Effective Time, no amendment may be made that would reduce the amount or change the form of the Merger Consideration or that would otherwise require the approval of the stockholders of the Company under applicable Law without the consent of the stockholders of the Company. Notwithstanding anything to the contrary contained herein, the provisions of this Section 10.11, the first sentence of Section 10.10 and Section 10.16 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) shall not be amended, modified, supplemented or waived in a manner that materially and adversely impacts any Debt Financing Source without the prior written consent of the applicable Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed).

10.12       Waiver. At any time prior to the Effective Time, the Merger Corporation, on the one hand, and the Company (subject to Section 10.17, only if such action has been recommended by the Special Committee), on the other hand, may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

10.13       Company Disclosure Letter. The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Letter (other than Sections 4.01, 4.02, 4.03, 4.06, 4.08 or 4.14 of the Company Disclosure Letter) to which such information reasonably relates on its face as though fully set forth in such other Section. Certain items and matters may be listed in the Company Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty (a) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would have a Material Adverse Effect on the Company and (b) shall not be construed as an admission or indication by the Company of any non-compliance with, or breach or violation of, any third-party rights, any Contract or agreement or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement.

10.14          Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, except for claims that the Company may assert in accordance with the Confidentiality Agreement, the Voting Agreement or the Equity Commitment Letter (and solely against the Person(s) who are expressly party to the Confidentiality Agreement, the Voting Agreement or the Equity Commitment Letter, as applicable). Except as set forth in this Agreement, the Confidentiality Agreement, the Voting Agreement or the Equity Commitment Letter (and then solely to the extent set forth herein or therein), no former, current or future officers, employees, directors, partners, equity holders, managers, members, attorneys, agents, advisors or other Representatives of any party hereto (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the Transactions or in respect of any written or oral representations made or alleged to be made in connection herewith. In furtherance and not in limitation of the foregoing, each party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Transactions shall be sought or had against any Non-Recourse Party, except for claims that any party may assert (A) against another party solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (B) pursuant to the Confidentiality Agreement, the Voting Agreement or the Equity Commitment Letter against the Person(s) who are expressly party to the Confidentiality Agreement, the Voting Agreement or the Equity Commitment Letter, as applicable.

10.15        Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.16        Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself and the Company Subsidiaries and their respective controlled Affiliates, hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, by or against any Debt Financing Related Party, arising out of or relating to, this Agreement, any Debt Financing or any of the agreements entered into in connection with any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Related Party in any way arising out of or relating to, this Agreement, any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon the Company in any such Action shall be effective if notice is given in accordance with Section 10.02, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (v) knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable Law, trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that none of the Debt Financing Related Parties will have any liability to the Company (in each case, other than the Merger Corporation Related Parties) relating to or arising out of this Agreement, any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of the Merger Corporation Related Parties against the Debt Financing Related Parties with respect to any Debt Financing or any of the transactions contemplated hereby or any services thereunder) and (vii) agrees that the Debt Financing Related Parties are express third-party beneficiaries of, and may enforce, the last sentence of Section 10.11 and this Section 10.16.

10.17          Effect of Breach by Designated Individuals. Notwithstanding anything to the contrary set forth in this Agreement, any action or any knowing or intentional omission taken by any individual set forth in Section 10.17 of the Company Disclosure Letter (each, a “Designated Individual”) on or after the date hereof that would, and is intended or designed to, constitute or result, directly or indirectly, in a breach by the Company of any covenant or agreement in this Agreement (any such action or omission, a “Restricted Action”) shall be deemed not to constitute or result in such a breach and the consequences of such Restricted Action shall be disregarded for all purposes under this Agreement. In furtherance of the foregoing, no such Restricted Action shall cause the failure of a condition set forth in Section 8.02(b) or Section 8.02(c) to be satisfied (and no right on the part of the Merger Corporation to or terminate this Agreement shall arise therefrom nor any claim by the Merger Corporation for any loss or damage or other remedy (whether at law, in equity or otherwise)).

10.18         Certain Special Committee Matters. Any determination as to whether any condition to the obligations of the Company set forth in Sections 8.01 or 8.03 has been satisfied (and any disputes relating thereto or arising therefrom), and any enforcement or any defense of any enforcement of any rights under this Agreement by the Company, including pursuant to Sections 9.01, 9.03 or 10.08, will be controlled by the Special Committee; provided that following receipt of the Company Stockholder Approvals the Board may (without any action taken by the Special Committee) waive on behalf of the Company any conditions set forth in Sections 8.01 or 8.03 or otherwise determine to consummate the Closing in accordance with the terms hereof. Notwithstanding anything to the contrary in this Agreement, the Special Committee has no right or authority in this Agreement or otherwise to control or direct the activities or operations of the Company in the course of its business, including the Company taking any action that is not an action related to the enforcement or defense of this Agreement, the Company Disclosure Letter, the Confidentiality Agreement (together with any joinders or other agreements entered into in connection therewith), the Voting Agreement or the Equity Commitment Letter or rights hereunder or thereunder, except to the extent (a) authorized or delegated in resolutions adopted by the Board or (b) such action is expressly contemplated to be taken by the Special Committee by this

Agreement, the Company Disclosure Letter, the Confidentiality Agreement (together with any joinders or other agreements entered into in connection therewith), the Voting Agreement or the Equity Commitment Letter.

[Signature Page Follows]

IN WITNESS WHEREOF, the Merger Corporation and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TASKUS, INC.

By:	/s/ Balaji Sekar
	Name:	Balaji Sekar
	Title:	Chief Financial Officer

[Signature Page to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Merger Corporation and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BREEZE MERGER CORPORATION

By:	/s/ Amit Dalmia
	Name:	Amit Dalmia
	Title:	Authorized Signatory

[Signature Page to the Agreement and Plan of Merger]

Exhibit A
Form of Voting and Support Agreement

[REDACTED]

Exhibit A – Form of Voting and Support Agreement

Exhibit B
Form of Surviving Company Certificate of Incorporation

[REDACTED]

Exhibit B – Form of Surviving Company Certificate of Incorporation

Annex A
Potential Amendments to Conditions to Revolving Credit Facility or any Incremental Facility

1.	No Material Adverse Effect (as defined in the Agreement) as consistent with Section 8.02(c) of the Agreement.

2.	The Merger shall have been consummated, or substantially simultaneously with the initial borrowings under the applicable debt financing shall be consummated, in all material respects in accordance with the terms of the Agreement.

3.	No Event of Default (as defined in the Company Credit Agreement) under Section 8.01(a) of the Company Credit Agreement or, solely with respect to the borrower, Section 8.01(f) of the Company Credit Agreement shall have occurred and be continuing or would exist after giving effect to any such Debt Financing.

4.	Receipt of financial statements to the extent required to be delivered under Sections 6.01(a) and (b) of the Company Credit Agreement.

5.	Subject to customary limited conditionality provisions, execution and delivery of all documents and instruments required to create and perfect the security interest of the administrative agent party to the Company Credit Agreement in the Collateral (as defined in the Company Credit Agreement).

6.	Receipt of customary “know your customer” documentation and beneficial ownership certifications.

7.	Execution and delivery by the borrower and the guarantors (if any) of definitive financing documentation and delivery of customary legal opinions, customary officer’s closing certificates, organizational documents, customary evidence of authorization and good standing certificates in jurisdictions of formation/organization, in each case with respect to the borrower and the guarantors (to the extent applicable) and a solvency certificate, as of the Closing Date and after giving effect to the transactions, of a senior financial executive or officer of the borrower.

8.	Payment of all fees and expenses.

9.	Delivery of a customary borrowing notice.

10.	The accuracy of Specified Representations (as defined in the Company Credit Agreement) in all material respects (subject to customary limited conditionality provisions) on the Closing Date (unless such representations relate to an earlier date, in which case, such representations shall have been true and correct in all material respects as of such earlier date); provided that any representations and warranties qualified by materiality may be required to be accurate in all respects.

Annex A – Potential Amendments to Conditions to Revolving Credit Facility or any Incremental Facility

11.	The accuracy of Specified Acquisition Agreement Representations, which shall be defined substantially as such of the representations and warranties made by, or with respect to, the Company in the Agreement as are material to the interests of the applicable lenders, but only to the extent that the Merger Corporation (or any of its Affiliates) has the right (taking into account any applicable notice and cure provisions) to terminate its (or their) obligations under the Agreement or to decline to consummate the Merger (in each case, in accordance with the terms of the Agreement).

Annex A – Potential Amendments to Conditions to Revolving Credit Facility or any Incremental Facility